Exhibit 99.1

News Release

August 6, 2010

TELUS Reports Second Quarter 2010 Results

Strong growth in net income of 21% and free cash flow of 67%

Improving wireless trends in ARPU, subscriber additions and churn

TELUS TV additions of 29,000 lead to doubling of subscriber base in last year

Vancouver, B.C. — TELUS Corporation reported second quarter 2010 revenue of $2.4 billion, an increase of one per cent, as continued growth in wireless revenues and wireline data revenues more than offset declines in traditional voice services. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) increased by five per cent due to revenue growth, lower restructuring costs and ongoing benefits from efficiency initiatives.

Reported net income and EPS for the second quarter were $296 million and 92 cents, respectively, representing year-over-year increases of 21 and 19 per cent. When excluding for positive income tax-related adjustments, normalized net income and EPS were $286 million and 89 cents, respectively, increases of 27 and 25 per cent. Second quarter results included favourable income tax-related adjustments of approximately $10 million or three cents per share compared to $18 million or six cents in the same period a year ago.

Free cash flow of $241 million increased by 67 per cent from a year ago, primarily due to capital expenditures being $160 million lower, which was partially offset by cash income tax payments being $50 million higher.

Over the 12 month period, total customer connections increased by 288,000, driven by a 6.5 per cent increase in wireless subscribers and 98 per cent growth in TELUS TV customers, partially offset by continued declines in landline connections.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	3 months ended June 30
(unaudited)	2010	2009	% Change
Operating revenues	2,398	2,377	0.9
Operations expense	1,460	1,451	0.6
Restructuring costs	19	53	(64.2)
EBITDA(1)	919	873	5.3
Net income(2)	296	244	21.3
Earnings per share (EPS), basic(2)	0.92	0.77	19.5
EPS (excluding income-tax related adjustments)	0.89	0.71	25.4
Capital expenditures	397	557	(28.7)
Free cash flow(3)	241	144	67.4
Total customer connections (millions)(4)	11.98	11.69	2.5

(1)

Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 11.1 in 2010 second quarter Management’s discussion and analysis.

(2)

Net income and EPS for the second quarter of 2010 included favourable income tax-related adjustments of approximately $10 million or 3 cents per share, compared to $18 million or 6 cents per share respectively for the same period in 2009.

(3)	See Section 11.2 in 2010 second quarter Management’s discussion and analysis.
(4)

The sum of wireless subscribers, network access lines (NALs), Internet access subscribers, and TELUS TV subscribers (IP TV and satellite TV). In addition, historical residential and business NALs reflect previously announced restatements.

“Our second quarter results demonstrate that our major strategic investments in broadband networks and operating efficiency are driving improved growth in wireless and data revenues, 25 per cent growth in underlying earnings per share and 67 per cent growth in free cash flow,” said Darren Entwistle, TELUS president and CEO.

Mr. Entwistle stated, “these results demonstrate strong progress during this transition year for our company as we increasingly realize the benefits from our broadband wireline and wireless investments.”

Mr. Entwistle noted, “wireless operational performance was robust this quarter with excellent customer net additions up 12 per cent to 124,000, combined with a continued improving trend in monthly revenue per subscriber - down modestly at 1.9 per cent - and our lowest customer churn rate in two years.”

“TELUS is offering Canadian customers competitive choice with the newest devices like the iPhone 4,” added Mr. Entwistle. “Moreover, Canada’s fastest mobile network is about to get even faster using cost efficient HSPA+ Dual Cell technology — in coming months manufacturer rated speeds will double to up to 42 megabits per second.”

Mr. Entwistle also commented, “TELUS continues to demonstrate leadership and innovation for the benefit of consumers with the recent launch of Optik TV powered by Microsoft Mediaroom with the advanced functionality of PVR Anywhere. Optik TV clients are among the first globally to be able to use the Xbox 360 as a digital set top box. Furthermore, we are now providing customers the flexibility to manage their PVR by using Remote Recording over the Web or iPhone while they are on the move.”

Robert McFarlane, TELUS executive vice-president and CFO said “TELUS in late July again demonstrated ready access to the capital markets with our notable $1 billion 10-year notes issue at an attractive 5.05% coupon. This successful outcome has been earned due to our transparent and prudent financial policies, our strong balance sheet, and management’s long-term track record for execution against TELUS’ public objectives and policies.”

The company reaffirmed its consolidated annual 2010 EBITDA, EPS and capital expenditure guidance set in mid-December 2009. Wireless revenue and EBITDA guidance was maintained as was wireline EBITDA.  Consolidated and wireline revenue guidance has been reduced by one to one and a half percent and two to three per cent, respectively.  See section 9 in MD&A for updated detail on guidance, status and assumptions.

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This news release contains statements about expected future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2010 guidance), qualifications and risk factors  referred to in the Management’s discussion and analysis in the 2009 annual report, and in the 2010 first and second quarter reports. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External revenues increased by $71 million or 6.2% to $1.2 billion in the second quarter of 2010, compared to the same period a year ago, driven by a 4% increase in network revenue, as well as a 49% increase in equipment and other revenue, which included revenue from Black’s Photo acquired in September 2009.

•                  Data revenue of $273 million increased by $57 million or 26% due to increased adoption of smartphones and related data plans and applications, increased mobile Internet keys, and higher in-bound volumes of data roaming.

•                  Blended ARPU (average revenue per subscriber unit) per month declined by 1.9% to $57.47 from the same quarter a year ago reflecting a sequential improvement from the 4.4% decline in the first quarter of 2010. The improving trend is due to a lower rate of decline in voice ARPU and a higher rate of increase in data ARPU, which increased by 19% to $13.80.

•                  Total net subscriber additions of 124,000 increased by 12% over the same period a year ago. Higher value postpaid net additions increased 15% to 109,000. Smartphone subscribers now represent 25% of total postpaid subscribers compared to 16% a year ago.

•                  Cost of acquisition per gross addition increased by 10% year-over-year to $342, reflecting higher per-unit subsidy (including a one-time settlement for prior periods) and commission costs driven by a higher smartphone mix, higher advertising and promotion expenditures for new device launches, partly offset by a favourable U.S. dollar exchange rate.

•                  Cost of retention of $112 million decreased slightly by $2 million, reflecting a favourable U.S. dollar exchange rate, lower commissions per subscriber, partly offset by higher retention volumes and equipment subsidy costs from increased migrations to higher cost smartphones.

•                  Blended monthly subscriber churn improved 10 basis points to 1.45%, reflecting improving economic conditions, availability of new handsets including the iPhone, and successful retention efforts.

•                  Wireless EBITDA of $523 million increased by 6.1% due to improved data revenue growth and lower bad debt expense.

•                  Simple cash flow (EBITDA less capital expenditures) increased by $120 million or 39% to $424 million in the quarter due to higher EBITDA and a $90 million reduction in capital spending due to the November 2009 completion of the new HSPA+ wireless network.

TELUS wireline

•                  External revenues decreased by $50 million or 4.1% to $1.2 billion in the second quarter of 2010, when compared with the same period in 2009, primarily due to continued declines in traditional local and long-distance revenues.

•                  Data revenues increased by $27 million or 5.1%, reflecting TELUS TV subscriber growth, higher managed workplace revenues and increased Internet, enhanced data and hosting services.

•                  TELUS high-speed Internet net additions of 3,000 were unchanged from a year ago, due to ongoing competitive intensity and a maturing market.

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•                  TELUS TV net additions were 29,000, an increase of 71% over the same period last year, due to improved installation capabilities, enhanced service including PVR Anywhere, investment in expanded broadband coverage, and addition of TELUS Satellite TV service in mid-2009. TELUS TV subscriber base now totals 228,000 up 98% over last year.

•                  Total network access lines (NALs) declined by 63,000 to 3.85 million, down 5.6% from a year ago. Residential NAL losses of 51,000 increased due to intense cable-TV competition and wireless substitution. Business NALs declined by 12,000 primarily in Western Canada from competitive factors, which more than offset increased data lines in Ontario and Quebec.

•                  Wireline EBITDA of $396 million increased by $16 million or 4.2% in large part due to lower restructuring costs and operational savings from efficiency initiatives.

•                  Simple cash flow (EBITDA less capital expenditures) increased by $86 million to $98 million due to higher EBITDA and a $70 million reduction in capital spending.

CORPORATE AND BUSINESS DEVELOPMENTS

TELUS unleashes Optik

TELUS’ ongoing investment in the expansion of its fibre optic network has given the company the capacity needed to introduce Western Canadians to the most compelling home entertainment services on the market.

TELUS is revolutionizing home entertainment and communications with a new suite of advanced TV and High Speed Internet services — newly branded as Optik in June. The TELUS team has tapped the latest fibre optic and IP technologies to bring customers the most advanced home services — Optik TV, powered by the award-winning Microsoft Mediaroom, and Optik High Speed, offering Internet access speeds of up to 15 megabits per second that can be accessed anywhere in the customers household with home Wi-Fi.

Optik TV offers PVR Anywhere, networking up to six TVs in the home with one multi-tuner PVR so customers can pause a recorded show or movie in one room and pick it up in another from where they left off. It also brings TELUS customers video on demand with DVD-style controls, picture-in-picture browsing, fast channel changing and on-screen call display.

TELUS Optik TV customers among first in world to use Xbox 360 as digital set top box

The Xbox 360 is a first-class home entertainment and gaming system that Optik TV customers can now use as a digital set top box. Beginning in August, the Microsoft Mediaroom software that powers Optik TV also supports delivery of Optik TV to the Xbox 360 to provide great functionality for watching television anywhere in the home.

TELUS is among the first TV providers in the world to offer this innovative capability with the Xbox 360.  All the features of TELUS’ popular Optik TV service now become available directly via the Xbox 360 console. This means that customers can use an Xbox 360 as a digital set top box to:

•                  Access any of Optik TV’s over 400 TV channels including over 50 in HD

•                  Watch any shows that they have recorded on their Optik HD PVR digital box

•                  Use PVR Anywhere to record up to three shows simultaneously from any room

•                  Get PVR functionality from any TV when watching recorded programs - pause, replay, rewind and fast-forward.

With the Xbox 360 console, Optik TV delivers the ultimate integration of gaming and entertainment on one platform. In addition to being able to watch recorded shows and schedule recordings, subscribers can also use the Xbox 360 console to access digital photos and digital music libraries on the TV via their home wireless network and connected Windows PC.

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TELUS HEALTH SPACE launched

TELUS HEALTH SPACE, Canada’s first consumer health platform to achieve Canada Health Infoway pre-implementation certification for providing a secure, interoperable application environment and personal health information platform, was launched on May 31.  Twelve leading national health organizations are collaborating with TELUS to embed life-changing applications, medical devices and educational materials into TELUS HEALTH SPACE.

Powered by Microsoft HealthVault, TELUS HEALTH SPACE is a cutting-edge, high-security data storage and sharing service where individual Canadians will be able to keep all their personal healthcare information — such as lab results and prescription information — in an online database for access over any Internet connection. With the user-friendly TELUS HEALTH SPACE application, Canadians can create, store and manage all aspects of their health information and that of their family, such as immunizations, allergies, medications, height, weight, symptoms, key medical measurements, pre-existing conditions, as well as their medical history.

TELUS issues $1 billion of long-term debt to fund early redemption of 2011 Notes

In July, TELUS successfully completed a public offering of 10-year Canadian dollar notes, raising $1 billion. The net proceeds of the new 5.05% notes are to be used to fund the early partial redemption of the 8% US dollar notes due in June 2011 and terminate associated cross-currency interest rate swaps. The early redemption is expected to cause a pre-tax charge of approximately $58 million or after tax a 13 cent negative impact to third quarter 2010 EPS.

The first early redemption occurred in December 2009 with proceeds of a 10-year $1 billion notes issue. This second partial redemption reduces refinancing risk in 2011 as two thirds of the originally maturing C$3 billion of the swapped US 8% notes have now been refinanced. This US debt has an effective yield of approximately 8.5% and is being refinanced at lower interest rates of approximately five per cent. Another important benefit is that TELUS is successfully balancing the company’s overall debt maturity profile out over many years so as to reduce the risk of having large amounts of debt coming due in any one year. Finally, the average total debt maturity has now been extended by 1.3 years to almost six years.

TELUS answers Canada’s smartphone craving with award winning HTC Desire

TELUS announced an important addition to its leading 3G+ Android powered device line-up with the July launch of HTC Desire, with Android 2.1. This device was named Hottest Handset of 2010 at Mobile Magazine’s 2010 Mobile Industry Awards. Featuring a large, crisp touchscreen, HTC Desire is being called the perfect Android powered smartphone to personalize and access social networks, including the most popular Google apps, such as free Google Navigation and Youtube and choosing from over 50,000 apps in the Android Market. Multiple social networks such as Twitter, Facebook and Flickr are easy to follow and update in a single view with HTC’s Friend Stream app. Users can expect a more vivid view of rich web pages for embedded videos on the touchscreen and the ability to navigate with double-tap, multi-touch, and pinch and zoom. The 3.7 inch touchscreen and powerful 1 GHz Qualcomm Snapdragon processor, combined with HTC Sense and the fast speed of TELUS’ 3G+ network, should make this smartphone incredibly responsive.

TELUS and the CFL team-up to bring Canadians mobile app

In July, the CFL named TELUS as their official wireless provider bringing fans the first-ever CFL mobile app, called TELUS CFL Mobile. The premier app offers Canadians mobile access to live streaming of all games, real time scoring and exclusive content for TELUS customers with special in-game and on-demand features to complement live video streaming. TELUS CFL Mobile is now available on BlackBerries and will be available on other select Smartphones.

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TELUS launches the Smart Hub 3G+ Wi-Fi Router with voice

TELUS launched its first TELUS Smart Hub 3G+ Wi-Fi router with voice that allows users to share their high speed Internet connection wirelessly across multiple devices and plug in an analog phone for voice services. Developed by NetComm Limited, the TELUS Smart Hub operates on TELUS’ 3G+ network and is designed to support both voice and data traffic. Capable of connecting multiple Wi-Fi enabled devices simultaneously, the TELUS Smart Hub offers the benefits of a landline experience wirelessly.

TELUS Data Notifications helps customers manage data usage

In June, TELUS introduced a free SMS notification system called TELUS Data Notifications, informing wireless customers when they are nearing their data thresholds. The automatic service alerts customers when they are close to using all of the data included with their monthly rate plan or add-on feature so they can better manage their data usage. For customers with data packages, SMS notifications are sent informing customers when they have reached both 75 per cent and 95 per cent of their data thresholds. For customers using pay per-use data, SMS notifications will be sent when customers have used $10 and $50. These alerts will work in Canada and while roaming in the U.S. and Internationally.

TELUS to increase Canada’s fastest wireless data network speeds

TELUS in August announced Canada’s fastest* mobile network is to get even faster by deploying HSPA+ Dual Cell technology. TELUS will increase manufacturer-rated maximum download speeds to up to 42 Mbps when network deployment is complete in Canadian cities and towns. Dual Cell capable devices starting with Mobile Internet keys are expected to be commercially available starting in the first quarter of 2011. Canadians are amongst the most sophisticated users of wireless data in the world, and TELUS is committed to meeting their growing needs with the best technology available anywhere.

By leveraging the investment TELUS has already made in its 3G+ network, the company is able to support the deployment of Dual Cell technology with a small investment that is within TELUS’ overall capital expenditure guidance for 2010.  The implementation of HSPA+ and Dual Cell technology are expected to provide an optimal future transition to 4G long-term evolution (LTE) technology.

*Based on TELUS’ tests of data throughput speeds in large Canadian urban centres available from national HSPA+ service providers. Internet access speed provided by the network operator may vary due to the device being used, network congestion, distance from the cell site, local conditions and other factors. Speed on the Internet is beyond the wireless network operator’s control and may vary with your configuration, Internet traffic, website server and management policies, and other factors.

TELUS builds IP next-generation network cloud services

In partnership with Cisco, TELUS announced in June that it was enhancing its service delivery network using Cisco Unified Service Delivery. The solution combines the power of the data centre with the power of the network to transform service delivery and build a foundation for Internet-based “cloud” computing services to deliver the best-in-class managed services and offer a comprehensive range of innovative data and communication services. The investment helps to enable the interconnectivity of TELUS’ diverse data centres to increase efficiencies and on-demand service delivery to customers.

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François Gratton selected as “Top 40 Under 40”

François Gratton, senior vice-president, Business Markets for TELUS Québec, was selected in the 2009 Top 40 Under 40. François Gratton is one of the 40 Canadians and 8 Quebecers under 40 years old to be chosen from 1,200 leaders from private, public and non-profit organization across Canada. The winners of the Top 40 Under 40 are chosen by an independent advisory board of 25 Canadian business leaders. The judges base their choices on five key criteria: vision and leadership, innovation and achievement, impact, community involvement and growth strategy.

Environmentally friendly TELUS House Toronto opened

TELUS officially opened the doors of its new green office tower, TELUS House Toronto, home to 1,600 team members. TELUS House Toronto is environmentally future-friendly, targeting gold LEED (Leadership in Energy and Environmental Design) certification, an internationally accepted benchmark for design, construction, and operation of high-performance sustainable buildings. The 30-storey office tower offers street-level access as the newest leg of the PATH connecting team members and Toronto commuters to the busiest transit hub in the country. TELUS House Toronto brings together 15 offices across the Greater Toronto Area and houses some of the most advanced technology innovations like super high definition virtual meeting rooms called Telepresence, which is helping to reduce travel costs at TELUS.

Volunteers make a difference on fifth TELUS Day of Service

On May 29, the fifth annual TELUS Day of Service took place across Canada. On this one special day, TELUS team members and retirees mobilized in a massive nationwide volunteer effort to make positive, lasting connections within their communities. This year a record 10,000 TELUS volunteers, friends and family from coast-to-coast came together to give and support the communities where they live, work and serve. Over 175 volunteer activities were organized, which included preparing and serving meals for the homeless and those in need, planting trees and plants in parks and gardens and donating blood for Canadian Blood Services. TELUS Day of Service is part of TELUS’ overall commitment to Corporate Social Responsibility in which we strive to engrain the triple bottom line of sound economic, social and environmental sustainability practices into all aspects of our business.

TELUS tops up Jeneece Place campaign to $1 million after TELUS World Skins Game

At this year’s TELUS World Skins Game, TELUS partnered with the Queen Alexandra Foundation for Children, to have all funds raised going to Jeneece Place. TELUS started its fundraising efforts for Jeneece Place last July, when TELUS president and CEO Darren Entwistle announced that the 2010 TELUS World Skins Game would be held at Bear Mountain, in Victoria B.C. and kicked-off the fundraising with a $100,000 donation. At the closing of the 2010 TELUS World Skins Game on June 22, TELUS announced that it had raised $1 million for Jeneece Place through its donations and fundraisers, including donating $100 on behalf of every new Optik TV customer on Vancouver Island. Jeneece Place will provide accommodation for children and their families who need to travel to Victoria for care at Victoria General Hospital, the Queen Alexandra Centre or for specialist appointments and lab tests.

TELUS Walk to Cure Diabetes

In June, Juvenile Diabetes Research Foundation’s (JDRF) biggest fundraiser, the TELUS Walk to Cure Diabetes, swept across Canada. TELUS team members and retirees, friends and family were excited to be shoulder-to-shoulder with JDRF on the third annual TELUS Walk to Cure Diabetes.  More than 300,000 Canadians are currently affected by this devastating disease that can suddenly strike both children and adults, leaving them dependent on injected or pumped insulin for life. This annual, family-focused event raises awareness of type 1 diabetes as well as raises funds that are necessary to continue research towards finding a cure and improving treatments for this disease. More than 45,000 Canadians take part in the TELUS Walk annually and this year’s fundraising goal is $7.5 million. Together, we can help find a cure for Juvenile Diabetes and make a real difference to current and future generations of Canadian children.

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Go Pink with TELUS bringing digital mammography to Canadian communities

TELUS in cooperation with certain healthcare facilities across Canada launched a campaign to make a ‘pink’ difference and help bring digital mammography to various communities. Between May and October 31, 2010, TELUS is donating $25 for each purchase of a pink BlackBerry Curve 8530 or the pink BlackBerry Pearl 3G smartphone available only at TELUS. Digital mammography enhances early detection of breast cancer for women and men. The coast-to-coast campaign has already raised more than $300,000 and is funding innovative breast cancer technology in healthcare facilities across Canada, including: BC Women’s Hospital & Health Centre Foundation, Alberta Cancer Foundation, Saskatchewan Cancer Agency, CancerCare Manitoba, Princess Margaret Hospital Foundation in Toronto, The Ottawa Hospital Foundation, Segal Cancer Center at the Montreal Jewish General Hospital and QEII Health Sciences Centre in Halifax.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of fifty cents ($0.50) Canadian per share on the issued and outstanding Common shares and fifty cents ($0.50) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on October 1, 2010 to holders of record at the close of business on September 10, 2010.

This quarterly dividend represents a two and one half cent or 5.3 per cent increase from the forty seven and a half cents paid on October 1, 2009.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings release, management’s discussion and analysis, quarterly results slides, supplementary financial information and our full 2009 annual report on our website at telus.com/investors.

Quarterly conference call and webcast presentation

TELUS quarterly conference call is scheduled for August 6, 2010 at 11:00 am ET and will feature a presentation about our second quarter results. It will be followed by a question and answer period with analysts. Interested parties can access the webcast at: telus.com/investors. A transcript will be posted on the website within several business days. Also, a recording will be available on August 6 until August 16, 2010 at: telus.com/investors or by telephone (1-403-669-1055 or 1-877-353-9587, reservation no. 371224#).

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About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 12 million customer connections including 6.7 million wireless subscribers, 3.8 million wireline network access lines and 1.2 million Internet subscribers and 228,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $158 million to charitable and not-for-profit organizations and volunteered 3.1 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

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TELUS CORPORATION

Management’s discussion and analysis

2010 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2010 are described in Section 9: Annual guidance for 2010.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including more active price and brand competition; the expectation that new wireless competitors will launch or expand services in 2010 and 2011 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; TELUS TV® and wireless subscriber additions experience; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels; and TELUS TV installation and repair costs); technological substitution (contributing to reduced utilization and increased commoditization of traditional voice local and long distance services); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010 and beyond (due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including a tentative collective agreement reached in the TELUS Québec region and the start of collective bargaining for a national collective agreement expiring in late 2010); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, internal off-shoring and reorganizations, without losing customer-focus and negatively impacting client care); technology (including subscriber demand for data challenging wireless network and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; expected technology and evolution path and transition to 4G technology; expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA devices), new services and supporting systems; and successful upgrades of TELUS TV technology); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; utilization of funds in the ILECs’ deferral accounts; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees to a market-based approach; and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2009 Management’s discussion and analysis (MD&A), as well as updates in TELUS’ 2010 first quarter MD&A and this second quarter MD&A.

Management’s discussion and analysis (MD&A)

August 4, 2010

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month and six-month periods ended June 30, 2010 and 2009, and should be read together with TELUS’ interim Consolidated financial statements for the same periods. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 20 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. All amounts are in Canadian dollars unless otherwise specified. TELUS’ interim Consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section	Contents
1. Introduction	A summary of TELUS’ consolidated results for the second quarter and first six months of 2010
2. Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3. Key performance drivers	A list of corporate priorities for 2010
4. Capabilities	An update of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5. Discussion of operations	A detailed discussion of operating performance for the second quarter and first six months of 2010
6. Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the six-month period ended June 30, 2010
7. Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments

A description of accounting estimates that are critical to determining financial results, and changes to accounting policies, including status of transition to International Financial Reporting Standards (IFRS)

9. Annual guidance for 2010	TELUS’ revised guidance for the full year, and related assumptions
10. Risks and risk management	An update on certain risks and uncertainties facing TELUS
11. Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the interim Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Canadian Performance Reporting Board has issued guidelines that define standardized EBITDA and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 11.

1.2 Canadian economy

Canada’s economy emerged from recession in the third quarter of 2009, with economic growth continuing through the second quarter of 2010. Statistics Canada’s June 2010 Labour Force Survey reported the unemployment rate was 7.9%, down from 8.5% in December 2009 and 8.6% in June 2009. The Bank of Canada reported in its July 2010 Monetary Report that it expects economic growth of 3.5% in 2010, 2.9% in 2011 and 2.2% in 2012, which is more gradual than predicted in its April Monetary Report. The Bank of Canada also expects Canada’s economy to return to full capacity at the end of 2011, two quarters later than had been anticipated in April.

In the context of a continuing economic recovery in Canada and TELUS’ operating performance in the first half of 2010, management has revised its annual targets for 2010, as described in Section 9.

1.3 Consolidated highlights

	Quarters ended June 30			Six-month periods ended June 30
($ millions, unless noted otherwise)	2010	2009	Change	2010	2009	Change
Consolidated statements of income
Operating revenues	2,398	2,377	0.9%	4,773	4,752	0.4%
Operating income	512	449	14.0%	999	928	7.7%
Income before income taxes	392	332	18.1%	759	711	6.8%
Net income	296	244	21.3%	564	566	(0.4)%

Earnings per share (EPS) (1) basic and diluted ($)	0.92	0.77	19.5%	1.76	1.78	(1.1)%
Cash dividends declared per share (1) ($)	0.50	0.475	5.3%	0.975	0.95	2.6%

Average shares (1) outstanding - basic (millions)	319	318	0.3%	319	318	0.3%
Consolidated statements of cash flows
Cash provided by operating activities	523	852	(38.6)%	937	1,466	(36.1)%

Cash used by investing activities	389	552	(29.5)%	696	1,030	(32.4)%
Capital expenditures	397	557	(28.7)%	708	1,031	(31.3)%

Cash used by financing activities	139	339	(59.0)%	241	414	(41.8)%
Subscribers and other measures
Subscriber connections (2) (thousands)				11,979	11,691	2.5%
EBITDA (3)	919	873	5.3%	1,859	1,779	4.5%
Free cash flow (3)	241	144	67.4%	487	269	81.0%
Debt and payout ratios (4)
Net debt to EBITDA — excluding restructuring costs (times)				1.9	1.9	—
Dividend payout ratio of adjusted net earnings (5) (%)				66	58	8	pts.

pts. — percentage points

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (IP TV and satellite TV), measured at the end of the respective periods based on information in billing and other systems. In addition, NALs at June 30, 2009, reflect previously announced restatements of residential and business NALs.

(3)             EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.

(4)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(5)             Based on earnings per share for the four quarters ended June 30, 2010, excluding favourable income tax-related adjustments of 30 cents, loss on redemption of long-term debt of 22 cents in December 2009, and minor impacts from a net-cash settlement feature. Earnings per share for the four quarters ended June 30, 2009, excluding 33 cents per share favourable income tax-related adjustments and minor impacts from a net-cash settlement feature.

Highlights from operations, including a comparison of results for the second quarter and first six months of 2010, or measures as at June 30, 2010, to those in the same periods in 2009:

•                  Consolidated Operating revenues increased by $21 million in the second quarter and first six months of 2010 when compared to the same periods in 2009. Continued growth in wireless revenues and wireline data revenue exceeded the decline in wireline voice and other revenues.

•                  Subscriber connections increased by 288,000 in the twelve-month period ending June 30, 2010. This includes 6.5% growth in wireless subscribers and 98% growth in TELUS TV subscribers, partly offset by a 5.6% decrease in total network access lines and a 0.5% decrease in total Internet subscribers.

Smartphones represented 30% of wireless postpaid gross additions in the second quarter of 2010, compared to 15% in the second quarter of 2009, as the Company continued to experience strong smartphone growth driven by iPhone, Blackberry and, to a lesser extent, Android devices.

TELUS launched Optik™, a new suite of advanced TV and high-speed Internet services. Optik brings together TELUS’ most advanced home services — Optik TV powered by Microsoft Mediaroom, and Optik High-Speed with Internet access speeds of up to 15 megabits per second. The Company is focused on upgrading existing subscribers to the improved service and continued to have strong net additions of new customers in the current quarter. See Section 2 - Providing integrated solutions that differentiate TELUS from its competitors.

Erosion in residential and business network access lines continued at an elevated level in 2010 due to technological substitution and aggressive competitor activity in both consumer and business markets.

•                  Operating income increased by $63 million and $71 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. The increases were largely due to higher EBITDA, which increased by $46 million and $80 million, respectively, as a result of revenue growth and ongoing traction from efficiency initiatives. In addition, depreciation and amortization expenses decreased by $17 million in the second quarter (see Section 5.3 Consolidated operations).

•                  Income before income taxes increased by $60 million and $48 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. Higher Operating income was partly offset by lower interest income of $14 million for the quarter and $26 million for the first six months due to interest earned in 2009 for the settlement of prior years’ tax matters.

•                  Net income increased by $52 million in the second quarter of 2010 and decreased by $2 million in the first six months of 2010, when compared to the same periods in 2009. Net income before income tax-related adjustments (including related interest income) increased by $60 million and $67 million, respectively.

Analysis of Net income	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
Net income	296	244	52	564	566	(2)
Net favourable income tax-related adjustments (see Section 5.2)	(10)	(18)	8	(11)	(80)	69
Net income before favourable income tax-related adjustments	286	226	60	553	486	67

•                  Basic earnings per share were $0.92 and $1.76, respectively, in the second quarter and first six months of 2010, or an increase of 15 cents for the quarter and a decrease of two cents for the first six months, when compared to the same periods in 2009. Excluding favourable income tax-related adjustments, earnings per share were $0.89 and $1.73, respectively, for the second quarter and first six months of 2010, as compared to $0.71 and $1.53, respectively, in the same periods in 2009 (see Section 5.2).

Liquidity and capital resources highlights, including a comparison of results for the second quarter and first six months of 2010, or measures as at June 30, 2010, to those in the same periods in 2009:

•                  TELUS had unutilized credit facilities of more than $1.7 billion at June 30, 2010, as well as $100 million availability under the Company’s accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA (excluding restructuring costs) at June 30, 2010, was 1.9 times and within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio of adjusted net earnings at June 30, 2010, was 66% based on the annualized second quarter declared dividend and sum of earnings for the most recent four quarters, excluding favourable income tax-related adjustments, the December 2009 loss on redemption of long-term debt, and a minimal impact from a net-cash settlement feature.

On August 4, 2010, the Board of Directors declared a quarterly dividend of 50 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on October 1, 2010, to shareholders of record at the close of business on September 10, 2010.

•                  Cash provided by operating activities decreased by $329 million and $529 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. The decreases resulted primarily from changes in proceeds from securitized accounts receivable, higher income tax payments net of recoveries, lower interest received, and other working capital changes.

•                  Cash used by investing activities decreased by $163 million and $334 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. The decreases were primarily due to higher capital investment levels in 2009 to build out the Company’s 3G+ wireless high-speed packet access (HSPA) network and service capability for the November 2009 launch. The Company continues to invest in wireline and wireless broadband initiatives with full-year capital expenditures expected to be approximately $1.7 billion, down 19% from 2009. See Section 9.

•                  Cash used by financing activities decreased by $200 million and $173 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009, primarily due to reduction of commercial paper and amounts drawn on the 2012 credit facility in the second quarter of 2009, following a public Note issue in May

2009. In addition, dividend payments in 2010 were net of amounts reinvested in TELUS Non-Voting Shares issued from treasury under the Company’s amended dividend reinvestment plan (DRIP), while in the comparative 2009 periods, no TELUS Non-Voting Shares were issued from treasury under the DRIP.

On July 23, 2010, the Company successfully completed a $1 billion public offering of 5.05%, 10-year Notes. The proceeds are to be used for an early partial redemption of the U.S. dollar, 8% Notes maturing in June 2011, and for payments to terminate cross currency interest rate swaps associated with the Notes to be redeemed. On July 27, 2010, TELUS delivered a redemption notice to the trustee that specified a redemption date of September 2, 2010. The early redemption is expected to cause a pre-tax charge of approximately $58 million, or after tax, approximately 13 cents per share in the third quarter.

•                  Free cash flow increased by $97 million and $218 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. Lower capital expenditures and improved EBITDA more than offset higher income tax payments net of recoveries, and lower interest received from the settlement of prior years’ income tax-related matters.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in its 2009 MD&A. Activities in the first half of 2010 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

On August 3, 2010, TELUS announced its mobile network is to get even faster through deployment of HSPA+ Dual Cell technology. TELUS will increase manufacturer-rated maximum download speeds to up to 42 megabits per second (Mbps) when network deployment is complete in Canadian cities and towns. Dual Cell capable devices are expected to be commercially available starting in the first quarter of 2011. Canadians are among the most sophisticated users of wireless data in the world, and TELUS is committed to meeting their growing needs with the best technology available anywhere. By leveraging the investment TELUS has already made in its 3G+ network, the Company is able to support the deployment of Dual Cell technology with a small investment that is within TELUS’ overall capital expenditure guidance for 2010. The existing HSPA+ network and implementation of Dual Cell technology are expected to provide an optimal future transition to long-term evolution (LTE) technology, the emerging worldwide standard for fourth generation or 4G wireless networks.

The Company plans to substantially complete its wireline ADSL2+ network in 2010, to offer download speeds of 15 Mbps or higher, and covering up to 90% of the top 48 communities in Alberta and B.C. by the end of the year. Since 2009, the Company has been deploying VDSL2 technology to bring network download speeds of up to 30 Mbps to the top 48 communities, and the upgrade is expected to be largely complete by the end of 2011. The Company is also continuing its fibre to the home deployment in new residential areas, and fibre to the building deployment in new multi-dwelling units. These investments in core infrastructure serve to strengthen the Company’s competitive position versus other wireless competitors and cable-TV companies. (See Providing integrated solutions below.)

Focusing relentlessly on the growth markets of data, IP and wireless

Combined external wireless revenues and wireline data revenues were $3,509 million (74% of consolidated revenue) in the first half of 2010, as compared to $3,344 million (70% of consolidated revenues) in the first half of 2009, or an increase of $165 million or 4.9%. Growth in aggregate wireless revenues and wireline data revenue more than offset a $144 million decline in wireline voice and other revenues for the six-month period.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

In May 2010, TELUS announced that TELUS HEALTH SPACE™, powered by Microsoft HealthVault, is available for licensing by healthcare organizations. TELUS HEALTH SPACE is a high-security data storage and sharing service where individual Canadians will be able to keep all their personal healthcare information in an online database for access over any Internet connection. TELUS HEALTH SPACE is the first consumer health platform in Canada to gain Canada Health Infoway pre-implementation certification for providing a secure, interoperable application environment and personal health information platform. The Company also announced that twelve leading national health organizations are collaborating with TELUS to embed life-changing applications, medical devices and educational materials into TELUS HEALTH SPACE.

Providing integrated solutions that differentiate TELUS from its competitors

TELUS’ ongoing investment in the expansion of its fibre optic network has provided the capacity to introduce compelling new home entertainment services in B.C. and Alberta. In June 2010, TELUS launched Optik, a new suite of advanced TV and high-speed Internet services. Optik brings together TELUS’ most advanced home services — Optik TV based on Microsoft Mediaroom, and Optik High-Speed with Internet access speeds of up to 15 megabits per second that can be accessed anywhere in the home with home Wi-Fi. With Microsoft Mediaroom-based Optik TV, TELUS customers can record up to three programs simultaneously from any room on a single personal video recorder (PVR) and play them back on any of up to six TVs in the home with a digital box, even switching TVs mid-program. Optik TV also offers video on demand with DVD-style controls, an intuitive on-screen guide with picture-in-picture browsing, instant channel changing, and call display on the TV.

In June, the Company also introduced TELUS Data Notifications, which are automatic, free short-messaging service alerts that inform wireless service customers when they reach thresholds of data consumption. These alerts to customers on rate plans, or on pay-per-use basis, work in Canada and while roaming in the U.S. and internationally.

Investing in internal capabilities to build a high-performance culture and efficient operations

TELUS realized approximately $37 million in cumulative operational efficiency savings during the second quarter of 2010, or $74 million for the first six months of 2010. The Company expects to generate approximately $135 million of operating efficiency savings for the full year of 2010. This is expected to be partially offset by ongoing initiatives in 2010 with associated restructuring expenses of approximately $75 million related to a reduction of approximately 1,000 domestic employees (see Key assumptions in Section 9).

The number of full-time equivalent (FTE) employees decreased by approximately 1,100 during the first six months of 2010. This included a decrease of 850 domestic FTE employees resulting from restructuring initiatives, attrition and hiring freezes. The remaining decrease included seasonal reductions in domestic part-time staff and TELUS International staff.

In May 2010, the Company completed the first stages in creating TELUS Customer Solutions by uniting the customer-facing business units, business and consumer solutions, under the leadership of Joe Natale, who has been appointed EVP & Chief Commercial Officer. The expected benefits include: (i) increased capability to approach customers as one team with fully coordinated sales, marketing and customer care priorities; (ii) enhanced ability to share best practices, learning, programs, competitive strategies and go-to-market activities to deliver the experiences that customers demand; (iii) contributing to operational efficiencies and cost synergies contemplated in the Company’s 2010 restructuring target; and (iv) streamlining interfaces between TELUS Customer Solutions and business enabling units, which will facilitate improved prioritization of financial and human resources.

Ongoing efficiency initiatives include:

•                  simplifying or automating processes;;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space;

•                  decommissioning uneconomic products and services; and

•                  leveraging business process outsourcing and off-shoring to TELUS’ own international call centres.

Going to the market as one team under a common brand, executing a single strategy

The creation of TELUS Customer Solutions, described above, is expected to contribute to this imperative.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges.

Corporate priorities for 2010

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly® brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition were described in Section 4.1 of TELUS’ 2009 MD&A. See Key assumptions in Section 9 of this document for an update in respect of emerging competition from wireless new entrants.

Foreign ownership restrictions generally apply to all facilities-based telecommunications carriers, including wireless telecommunications companies, wireline telecommunications companies, and licensed broadcasting distribution undertakings. See Section 10.3 Regulatory for developments related to foreign ownership restrictions and other regulatory matters.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ 2009 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, issue new shares from treasury, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratios. On May 4, 2010, the Board of Directors approved a revised dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Reporting back on TELUS’ 2010 financing and capital structure management plan

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The quarterly dividend paid on July 2, 2010, was 50 cents per share, a 5.3% increase from the 47.5 cents per share dividend paid on April 1, 2010.

Use proceeds from securitized receivables, bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Stronger free cash flow, as well as reduced cash outflow arising from dividends reinvested in TELUS Non-Voting shares issued from treasury, facilitated a reduction of $91 million in net debt during the first six months of 2010.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of more than $1.7 billion at June 30, 2010, as well as availability under the accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at June 30, 2010.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — The ratio is 61 to 69% calculated on a $2.00 annualized dividend, as compared to current EPS - basic guidance of $2.90 to $3.30 (see Section 9).

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the only foreign currency-denominated debt issue. During the third quarter of 2010, the Company expects to unwind a portion of its cross currency interest rate swaps associated with the planned early partial redemption of these Notes. The redemption is to be funded with the proceeds of a July 23, 2010, Note issue (see Section 7.3 Cash used by financing activities).

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At August 4, 2010, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range with a stable outlook or trend.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 5 of the interim Consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief opeating decision-maker).

5.2 Summary of quarterly results

	($ in millions, except per share amounts)	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3
	Operating revenues	2,398	2,375	2,443	2,411	2,377	2,375	2,454	2,450
	Operations expense	1,460	1,429	1,577	1,456	1,451	1,441	1,479	1,465
	Restructuring costs	19	6	77	32	53	28	38	10
	EBITDA (1)	919	940	789	923	873	906	937	975
	Depreciation	316	345	347	330	330	334	351	344
	Amortization of intangible assets	91	108	94	100	94	93	84	92
	Operating income	512	487	348	493	449	479	502	539
	Other expense	6	8	10	6	11	5	11	6
	Financing costs	114	112	230	101	106	95	118	122
	Income before income taxes	392	367	108	386	332	379	373	411
	Income taxes (recovery)	96	99	(48)	106	88	57	88	125
	Net income	296	268	156	280	244	322	285	286
	Net income attributable to Common Shares and Non-Voting Shares	295	267	155	279	243	321	285	285
Income per Common Share and Non-Voting Share	— basic	0.92	0.84	0.49	0.88	0.77	1.01	0.90	0.89
	— diluted	0.92	0.84	0.49	0.87	0.77	1.01	0.89	0.89
	Cash dividends declared per Common Share and Non-Voting Share	0.50	0.475	0.475	0.475	0.475	0.475	0.475	0.45

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend reflects: (i) year-over-year growth in wireless revenues generated from an increasing subscriber base and increased equipment and other revenues; and (ii) growth in wireline data revenues, more than offset by declining legacy wireline voice and other revenues.

Wireless network revenue increased by 4.0% year-over-year in the second quarter of 2010, as subscriber growth more than offset a lower blended ARPU. Blended ARPU for the second quarter of 2010 decreased by 1.9% year-over-year, reflecting continued improvement from the 4.4% decline in the first quarter of 2010 and the 7.7% decline in the fourth quarter of 2009. A general trend of growing data ARPU continued in the second quarter of 2010, with a year-over-year growth of 19%, offset by declining voice ARPU of 7.2% (as discussed further in Section 5.5). Data ARPU growth is due to increased adoption of data plans driven by increased smartphone adoption. The growing demand for wireless data may challenge network and spectrum capacity in the future (see Section 10.2 Technology). Wireless equipment and other revenues increased by 49% year-over-year in the second quarter of 2010, primarily from the acquisition of Black’s Photo in September 2009 and, to a lesser extent, increasing smartphone sales.

The expected entry of a number of new wireless competitors, as well as the potential launch of new wireless incumbent flanker brands, in 2010 and 2011, may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

Wireline revenue reflects a more moderate rate of data growth, more than offset by declining wireline legacy voice local, long distance and other revenues. Data revenue growth reflects the near-doubling of the TELUS TV subscriber base over 12-months and growth in managed workplace revenues, moderated by ongoing declines in legacy basic data services. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors, and winning a lower market share of new subscribers. See risk discussion in Section 10.1 Competition. Residential network access line (NAL) net losses have increased in 2010 as a result of aggressive promotional activity from the primary cable-TV competitor for local telephony and Internet services. The Company has also experienced steady disconnections and fewer installations of business NALs attributed to competition, technological substitution and cautious business spending, as well as lower growth in Ontario and Quebec due to the completion of some large enterprise deals, which also included large private IP networks that do not add access lines.

The trend in operations expense reflects fewer domestic full-time equivalent employees, partly offset by expenses from Black’s Photo, higher combined wireless acquisition and retention costs, and increased TELUS TV programming costs from near-doubling of the subscriber base. The sequential and year-over-year increase in fourth quarter 2009 consolidated operations expense primarily reflects higher wireless retention costs associated with migration to smartphones, and expenses from Black’s Photo.

Restructuring costs in the first and second quarters of 2010 were lower than reported quarterly in 2009 and it is expected that the full-year amount will be approximately $75 million as new initiatives are implemented (see Key assumptions in Section 9). Restructuring costs increased strongly from the fourth quarter of 2008 to the fourth quarter of 2009, as management accelerated efficiency initiatives, primarily in the wireline segment.

The sequential decline in depreciation expense in the second quarter of 2010 resulted mainly from an increase in the estimated useful life of TV set-top boxes and certain assets still in use becoming fully depreciated for accounting purposes (see Section 5.3 Consolidated operations — Depreciation). The sequential increase in depreciation expense beginning in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA network launched in November 2009. The sequential decline in depreciation in the first quarter of 2009 was due to certain assets still in use becoming fully depreciated for accounting purposes in 2008.

Amortization in the second quarter of 2010 was reduced by approximately $5 million of investment tax credits (ITCs) following determination of eligibility by taxation authorities, for assets capitalized in prior years that are now fully amortized. Similarly, ITCs reduced amortization by approximately $10 million in the fourth quarter of 2009 and approximately $6 million in the fourth quarter of 2008. The sequential increase and year-over-year increase in Amortization in the first quarter of 2010 resulted from implementation of HSPA services in November 2009.

Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Financing costs in the fourth quarter of 2009 include a $99 million loss on redemption of long-term debt to early redeem 30% of the principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwind related cross currency interest rate swaps. The partial redemption was financed with a new ten-year $1 billion 5.05% Note issue.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. The information presented below has been revised from that previously reported to exclude investment tax credits.

Income tax-related adjustments ($ in millions, except EPS amounts)	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3
Approximate Net income impact	10	1	71	14	18	62	26	—
Approximate EPS impact	0.03	—	0.23	0.04	0.06	0.19	0.08	—
Approximate basic EPS excluding income tax-related impacts	0.89	0.84	0.26	0.84	0.71	0.82	0.82	0.89

5.3 Consolidated operations

	Quarters ended June 30				Six-month periods ended June 30
($ millions, except EBITDA margin)	2010	2009	Change		2010	2009	Change
Operating revenues	2,398	2,377	0.9%		4,773	4,752	0.4%
Operations expense	1,460	1,451	0.6%		2,889	2,892	(0.1)%
Restructuring costs	19	53	(64.2)%		25	81	(69.1)%
EBITDA (1)	919	873	5.3%		1,859	1,779	4.5%
Depreciation	316	330	(4.2)%		661	664	(0.5)%
Amortization of intangible assets	91	94	(3.2)%		199	187	6.4%
Operating income	512	449	14.0%		999	928	7.7%
EBITDA margin (%) (2)	38.3	36.7	1.6	pts.	38.9	37.4	1.5	pts.

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 5.4 Wireline segment, Section 5.5 Wireless segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $21 million in the second quarter and first six months of 2010, when compared to the same periods in 2009. Wireless network revenue increased by $44 million and $61 million, respectively, from growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice revenue. Wireless equipment and other revenue increased by $27 million and $57 million, respectively, from the acquisition of Black’s Photo in September 2009 and increased smartphone sales. Wireline segment data revenue increased by $27 million and $47 million, respectively, from growth in TELUS TV and increased managed workplace revenues, but was more than offset by declines in legacy voice and other revenues of $77 million in the second quarter and $144 million for the first six months.

Operations expense

Operations expenses were relatively unchanged in the second quarter and first six months of 2010, when compared to the same periods in 2009.

	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
Salaries, benefits (1) and employee-related expenses	582	612	(4.9)%	1,152	1,203	(4.2)%
Other operations expenses	878	839	4.6%	1,737	1,689	2.8%
Total operations expense	1,460	1,451	0.6%	2,889	2,892	(0.1)%

(1)             Includes defined benefit pension plan expenses (principally in the wireline segment): $7 million and $5 million, respectively, in the second quarter of 2010 and 2009, and $14 million and $9 million, respectively, in the first six months of 2010 and 2009.

In respect of changes in operations expense:

•                  Salaries, benefits and employee-related expenses decreased by $30 million and $51 million, respectively, mainly due to lower wireline base salaries from fewer domestic full-time equivalent (FTE) employees and continued reduction of discretionary employee-related expenses (see Investing in internal capabilities in Section 2). This was partially offset by an increase in wireless expenses from inclusion of Black’s Photo, acquired in September 2009.

•                  Other operations expenses increased by $39 million and $48 million, respectively, mainly due to higher wireless combined subscriber acquisition and retention costs and inclusion of Black’s Photo expenses in 2010, as well as increased TELUS TV costs related to the 98% year-over-year increase in the subscriber base and higher wireline advertising and promotions costs, partly offset by other wireline cost decreases.

Restructuring costs

Restructuring costs decreased by $34 million and $56 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009, reflecting accelerated restructuring activities during 2009, principally in the wireline segment. A full-year expense of approximately $75 million is expected for efficiency initiatives in 2010 (see Section 9). Current restructuring costs were primarily severance costs in respect of efficiency initiatives described in Investing in internal capabilities in Section 2.

EBITDA

EBITDA increased by $46 million and $80 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009, primarily due to improving wireless network revenue growth and sustained traction from efficiency initiatives. In addition, the six-month period includes a one-time high margin application software sale and one-time operating savings in the first quarter of 2010. Wireline EBITDA increased by $16 million and $41 million, respectively, and wireless EBITDA increased by $30 million and $39 million, respectively.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses decreased by $17 million in the second quarter of 2010 and increased by $9 million in the first six months of 2010 when compared to the same periods in 2009.

•                  Depreciation decreased by $14 million and $3 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009, primarily from asset life changes as a part of a continuing program of asset life studies (including an increase in the estimated useful life for TELUS TV set-top boxes in 2010), as well as from certain computer hardware and digital cell sites becoming fully depreciated (while the majority remain in service), and lower retirements in 2010. These decreases were partly offset by growth in TELUS TV and broadband capital assets, including ADSL2+, VDSL2, gigabit passive optical network (GPON) technology and the wireless HSPA network.

•                  Amortization decreased by $3 million in the second quarter of 2010 and increased by $12 million in the first six months of 2010, when compared to the same periods in 2009. Higher amortization from increased software assets, including application software supporting wireless HSPA services, was partly offset by an investment tax credit of approximately $5 million in the second quarter of 2010 for assets capitalized in prior years that are now fully amortized.

Operating income

Operating income increased by $63 million and $71 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009, principally from 5% higher EBITDA and lower second quarter depreciation and amortization expenses.

Other income statement items

Other expense, net	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
	6	11	(45.5)%	14	16	(12.5)%

Other expense, net includes accounts receivable securitization expense, investment losses or income, gains or losses on disposal of real estate, and charitable donations.

Other expenses decreased by $5 million and $2 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. Charitable donations decreased in the second quarter of 2010 compared with the same period in 2009, due to higher first quarter remittances in 2010. Accounts receivable securitization expenses were $2 million and $4 million, respectively, in the second quarter and first six months of 2010, unchanged from the same periods in 2009. See Section 7.6 Accounts receivable sale for additional information.

Financing costs	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
Interest expenses (Interest on long-term debt, short-term obligations and other)	113	116	(2.6)%	226	231	(2.2)%
Foreign exchange losses (gains)	1	4	n/m	1	(3)	n/m
Interest income — tax refunds	—	(14)	n/m	—	(26)	n/m
Interest income — other	—	—	—	(1)	(1)	—
	114	106	7.5%	226	201	12.4%

n/m — not meaningful.

Interest expenses decreased by $3 million and $5 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. The decrease resulted from a lower average debt balance and lower effective interest rate. Interest income on tax refunds in 2009 was related to the settlement of prior years’ tax matters.

Income taxes	Quarters ended June 30				Six-month periods ended June 30
($ millions, except tax rates)	2010	2009	Change		2010	2009	Change
Basic blended federal and provincial tax at statutory income tax rates	113	100	13.0%		219	215	1.9%
Revaluation of future income tax liability to reflect future statutory income tax rates	(9)	(7)	—		(16)	(26)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(10)	(8)	—		(11)	(48)	—
Share option award compensation	1	2	—		2	3	—
Other	1	1	—		1	1	—
	96	88	9.1%		195	145	34.5%
Blended federal and provincial statutory tax rates (%)	28.8	30.1	(1.3	)pts.	28.9	30.2	(1.3	)pts.
Effective tax rates (%)	24.5	26.5	(2.0	)pts.	25.7	20.4	5.3	pts.

Basic blended statutory income taxes increased by $13 million and $4 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009, due to respective increases of 18% and 7% in Income before income taxes, partly offset by lower blended statutory income tax rates. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues. Changes to B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. Changes to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010 and thereafter. In addition, enacted federal income tax rates decreased in 2010.

Other comprehensive income	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
	2	(10)	n/m	18	20	(10.0)%

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges, principally associated with U.S. dollar debt, and foreign currency translation adjustments arising from translating financial statements of self-sustaining foreign operations.

5.4 Wireline segment

Operating revenues — wireline segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
Voice local	426	470	(9.4)%	865	940	(8.0)%
Voice long distance	136	163	(16.6)%	269	329	(18.2)%
Data	557	530	5.1%	1,115	1,068	4.4%
Other	62	68	(8.8)%	130	139	(6.5)%
External operating revenue	1,181	1,231	(4.1)%	2,379	2,476	(3.9)%
Intersegment revenue	40	31	29.0%	76	64	18.8%
Total operating revenues	1,221	1,262	(3.2)%	2,455	2,540	(3.3)%

Total wireline segment revenues decreased by $41 million and $85 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009.

•                  Voice local revenue decreased by $44 million and $75 million, respectively. The decreases continue to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, and technological substitution by wireless and Internet-based services. The decrease also reflects a decline in business voice lines from technological substitution to data services, competitor activity including price competition, and cautious business spending.

Wireline operating indicators

	As at June 30
(000s)	2010	2009	Change
Network access lines (NALs) (1)
Residential	2,122	2,311	(8.2)%
Business	1,723	1,764	(2.3)%
Total	3,845	4,075	(5.6)%

	Quarters ended June 30			Six month periods ended June 30
(000s)	2010	2009	Change	2010	2009	Change
Net (losses) additions in NALs
Residential	(51)	(43)	(18.6)%	(101)	(87)	(16.1)%
Business	(12)	(5)	(140.0)%	(20)	(14)	(42.9)%
Total	(63)	(48)	(31.3)%	(121)	(101)	(19.8)%

(1)    As a result of a periodic subscriber measurement review and correction during the first quarter of 2010, historical NALs were restated for the prior periods commencing in 2007. Total NALs at June 30, 2009, reflect a reduction of 9,000 residential NALs from the figure reported in the prior year, in respect of TELUS TV subscribers that did not subscribe to voice lines services, but were inadvertently included in NAL counts. Business NALs were reduced by 60,000 from the figure reported in the prior year, due to the clean up and removal of inaccurate subscriber records as part of the integration of billing and subscriber reporting processes, as well as the consistent application of industry measurement practices across TELUS.

Residential access line net losses increased in the second quarter and first six months of 2010, relative to the loss experience in the same periods in 2009, as a result of aggressive promotional activity from the primary cable-TV competitor for local and Internet services. Business NAL net losses reflect steady churn rates, lower levels of additions, and slower growth in data lines from the completion of some large enterprise deals that also included large private IP networks. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•                  Voice long distance revenue decreased by $27 million and $60 million, respectively, reflecting ongoing industry-wide price competition, losses of local subscribers, and technological substitution to wireless and Internet-based services. Retail and wholesale minute volumes declined.

•                  Wireline data revenues increased by $27 million and $47 million, respectively. The increases resulted from: (i) subscriber growth in TELUS TV services; (ii) higher managed workplace revenues including a high margin software application sale in the first quarter of 2010; and (iii) increased Internet, enhanced data and hosting services, partly offset by lower average retail prices from competitive pricing pressure. These increases were partly offset by declining legacy basic data services.

Wireline operating indicators

	As at June 30
(000s)	2010	2009	Change
Internet subscribers
High-speed (1)	1,134	1,108	2.3%
Dial-up	73	105	(30.5)%
Total (1)	1,207	1,213	(0.5)%
TELUS TV subscribers (1)	228	115	98.3%

	Quarters ended June 30			Six month periods ended June 30
(000s)	2010	2009	Change	2010	2009	Change
Net additions (losses) of Internet subscribers
High-speed	3	3	—	6	17	(64.7)%
Dial-up	(7)	(9)	22.2%	(14)	(19)	26.3%
Total	(4)	(6)	33.3%	(8)	(2)	n/m
TELUS TV subscriber net additions (1)	29	17	70.6%	58	37	56.8%

(1)    Includes TELUS Satellite TV™ subscribers beginning in second quarter of 2009.

High-speed Internet subscriber net additions were unchanged in the second quarter and lower in the first six months of 2010, relative to the same periods in 2009. The low level of net additions in 2010 reflects ongoing competitive intensity and a maturing market. TELUS TV subscriptions nearly doubled in the 12-month period ended June 30, 2010, through improved installation capability, availability of high-definition TV channels and personal video recorders (PVRs), increasing geographic coverage of IP TV, the launch of TELUS Satellite TV service in mid-2009, and the marketing of bundled offers. As described in Section 2, the Company introduced its new Optik TV and high-speed Internet service in June 2010. The Company is focused on upgrading existing subscribers, as well as rolling out Optik to new customers.

•                  Other revenue decreased by $6 million and $9 million, respectively, primarily from lower voice equipment sales.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Quarters ended June 30			Six month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	2010
Salaries, benefits and employee-related expenses	436	466	(6.4)%	861	918	(6.2)%
Other operations expenses	370	367	0.8%	732	749	(2.3)%
Operations expenses	806	833	(3.2)%	1,593	1,667	(4.4)%
Restructuring costs	19	49	(61.2)%	23	75	(69.3)%
Total operating expenses	825	882	(6.5)%	1,616	1,742	(7.2)%

Wireline total operating expenses decreased by $57 million and $126 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009.

•                  Salaries, benefits and employee-related expenses decreased by $30 million and $57 million, respectively, mainly due to a decrease in base salaries from fewer domestic full-time equivalent (FTE) employees and continued reduction of discretionary employee-related expenses such as travel and overtime.

•                  Other operations expenses increased by $3 million in the second quarter and decreased by $17 million in the first six months. Increased expenses included higher TELUS TV programming and material costs related to the 98% year-over-year increase in the subscriber base, higher advertising and promotions costs, and lower labour capitalization from lower capital intensity in 2010. These increases were offset by lower transit and termination costs from lower outbound long distance minute volumes and per-minute costs and lower cost of sales from lower equipment sales volumes. The six-month period included one-time operating savings in the first quarter of 2010.

•                  Restructuring costs decreased by $30 million and $52 million, respectively. See discussion in Section 5.3.

	Quarters ended June 30				Six month periods ended June 30
EBITDA — wireline segment	2010	2009	Change		2010	2009	Change
EBITDA ($ millions)	396	380	4.2%		839	798	5.1%
EBITDA margin (%)	32.4	30.1	2.3	pts.	34.2	31.4	2.8	pts.

The wireline segment EBITDA increased by $16 million and $41 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. Improvement in EBITDA margins resulted from lower restructuring costs and operating savings realized from efficiency initiatives to mitigate declining voice revenues, as well as a high margin software application sale in the first quarter of 2010.

5.5 Wireless segment

Operating revenues — wireless segment	Quarters ended June 30			Six month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
Network revenue	1,135	1,091	4.0%	2,224	2,163	2.8%
Equipment and other revenue	82	55	49.1%	170	113	50.4%
External operating revenue	1,217	1,146	6.2%	2,394	2,276	5.2%
Intersegment revenue	9	7	28.6%	16	14	14.3%
Total operating revenues	1,226	1,153	6.3%	2,410	2,290	5.2%

Wireless segment revenues increased by $73 million and $120 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009.

•                  Network revenue increased by $44 million and $61 million, respectively, in the second quarter and first six months of 2010, when compared to the same periods in 2009. The increases were due to continued wireless data revenue growth and the 6.5% year-over-year growth in the subscriber base, partly offset by decreased voice revenues. Data revenue increased by $57 million or 26% in the second quarter, and $107 million or 25% in the first six months, reflecting strength in smartphone service revenues and text messaging driven by increased penetration of smartphones, increased adoption of data plans, higher-speed HSPA and EVDO-capable handsets, as well as increased mobile Internet keys, and higher inbound data roaming volumes, partly offset by lower roaming rates. Data revenue represented 24% of network revenue for the first half of 2010, as compared to 20% in the same period in 2009. Voice revenue declined by $13 million or 1.5% in the second quarter and $46 million or 2.6% in the first six months, primarily due to falling voice ARPU, described further below.

Smartphones represented 30% of postpaid gross additions in the second quarter of 2010, as compared to 15% in the same period in 2009. At June 30, 2010, smartphone subscribers represented 25% of the postpaid subscriber base as compared to 16% one year earlier. Smartphone subscribers generate significantly higher ARPU than those with messaging and voice-only devices. A higher smartphone mix is expected to positively impact future data revenue growth and ARPU, while increasing network usage and future costs of retention compared to historical levels.

Blended ARPU of $57.47 in the second quarter of 2010 decreased by $1.14 or 1.9% when compared to the same period in 2009, and reflected the seasonal sequential increase when compared to $55.80 in the first quarter of 2010. The 1.9% year-over-year decline in the second quarter is a continued improvement from the 4.4% decline in the first quarter of 2010 and the 7.7% decline in the fourth quarter of 2009. Blended ARPU for the first six months of 2010 was $56.64, a decrease of $1.86 or 3.2% from the same period in 2009. Data ARPU was $13.80 and $13.47, respectively, in the second quarter and first six months of 2010, reflecting increases of $2.24 or 19% for the quarter and increases of $2.06 or 18% for the six-month period, when compared to the same periods in 2009. Voice ARPU was $43.67 and $43.17, respectively, in the second quarter and first six months of 2010, or decreases of $3.38 or 7.2% for the quarter and decreases of $3.92 or 8.3% for the six-month period, when compared to the same periods in 2009. While the year-over-year decline in voice ARPU has moderated from the 9.5% decrease experienced in the first quarter of 2010 and the 12% decrease experienced in the fourth quarter of 2009, it is a continuing trend caused by: declining minutes of use by both consumers and businesses, increased use of included-minute rate plans as subscribers shift usage patterns and move to optimize price plans, increased penetration and lower service revenue of the Koodo brand, an increasing volume of mobile Internet key subscriptions from which there is no voice revenue, growing substitution of text messaging for voice calls, elimination of system access fees and carrier e911 charges, lower Mike service ARPU, and decreased inbound roaming rates, partly offset by higher service feature revenues and increased inbound roaming volumes.

Gross and net subscriber additions reflect improvement in economic conditions, enhanced distribution for the iPhone commencing in March 2010 and a concerted effort to attract and retain high value postpaid customers. Total gross subscriber additions increased by just under 3% in the second quarter and first six months of 2010, when compared to the same periods in 2009, with postpaid gross additions increasing by approximately 12% in both periods. Postpaid gross additions were approximately 67% of the total in the second quarter and first six months of 2010, as compared to approximately 61% in the same periods in 2009.

Net additions for the second quarter and first six months of 2010 increased when compared to the same periods in 2009, and reflect continued improvement in the postpaid / prepaid mix. In 2010, second quarter postpaid net additions represented 88% of the total (86% in 2009), while six-month postpaid net additions were 99% of the total (87% in 2009). Prepaid subscriber net additions were relatively flat for the second quarter of 2010 when compared to the same period in 2009 due to lower churn, while for the first six months of 2010, prepaid net additions were down significantly from the same period in 2009, as the Company did not respond to competitor handset discounting in this segment and focused on higher value, postpaid subscriber growth.

The blended churn rates were 1.45% and 1.50%, respectively, in the second quarter and first six months of 2010, as compared to 1.55% and 1.59%, respectively, in the same periods in 2009. The decrease in churn rates reflect lower involuntary churn, the availability of the new HSPA/HSPA+ network, greater choice in handsets including the Apple iPhone, and successful retention efforts, partly offset by increased competitive marketing intensity within both the postpaid and prepaid market segments.

•                  Equipment and other revenues increased by $27 million and $57 million, respectively, in the second quarter and first six months of 2010, when compared to the same periods in 2009. The increases were largely due to the acquisition of Black’s Photo in September 2009, and to a lesser extent, higher per-unit revenues from an increasing smartphone mix and higher acquisition and retention volumes, as well as increased accessory sales, partly offset by lower activation revenues due to matching of competitive offers.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at June 30
	2010	2009	Change
Subscribers (000s)
Postpaid	5,464	5,061	8.0%
Prepaid	1,235	1,227	0.7%
Total	6,699	6,288	6.5%
Proportion of subscriber base that is postpaid (%)	81.6	80.5	1.1	pts.
Digital POPs(1) covered (millions)(2)	33.7	32.7	3.1%
HSPA POPs covered (millions)(2)	31.7	—	n/m

	Quarters ended June 30				Six-month periods ended June 30
	2010	2009	Change		2010	2009	Change
Subscriber gross additions (000s)
Postpaid	277	247	12.1%		515	462	11.5%
Prepaid	136	155	(12.3)%		254	286	(11.2)%
Total	413	402	2.7%		769	748	2.8%
Subscriber net additions (000s)
Postpaid	109	95	14.7%		174	139	25.2%
Prepaid	15	16	(6.3)%		1	20	(95.0)%
Total	124	111	11.7%		175	159	10.1%
ARPU (3) ($)	57.47	58.61	(1.9)%		56.64	58.50	(3.2)%
Churn, per month (3) (%)	1.45	1.55	(0.10	) pts.	1.50	1.59	(0.09	) pts.
Average monthly minutes of use per subscriber (MOU)	373	402	(7.2)%		366	392	(6.6)%
COA (4) per gross subscriber addition (3) ($)	342	311	10.0%		333	322	3.4%
Retention spend to network revenue (3) (%)	9.9	10.6	(0.7	) pts.	10.6	10.5	0.1	pts.
EBITDA excluding COA ($ millions)	665	618	7.6%		1,276	1,222	4.4%
EBITDA to network revenue (%)	46.1	45.2	0.9	pts.	45.9	45.4	0.5	pts.

pts. — percentage point(s)

(1)          POPs is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)          Including roaming/resale agreements, principally with Bell Canada.

(3)          See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canadian or U.S. GAAP.

(4)          Cost of acquisition.

Operating expenses — wireless segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
Equipment sales expenses	217	190	14.2%	435	373	16.6%
Network operating expenses	160	150	6.7%	317	304	4.3%
Marketing expenses	101	93	8.6%	187	186	0.5%
General and administration (G&A) expenses
Salaries, benefits and employee-related expenses	146	146	—%	291	285	2.1%
Other G&A expenses	79	77	2.6%	158	155	1.9%
Operations expense	703	656	7.2%	1,388	1,303	6.5%
Restructuring costs	—	4	(100.0)%	2	6	(66.7)%
Total operating expenses	703	660	6.5%	1,390	1,309	6.2%

Wireless segment total operating expenses increased by $43 million and $81 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009.

•                  Equipment sales expenses increased by $27 million and $62 million, respectively, due in part to higher acquisition and retention volumes and higher per-unit costs to support migration of clients to smartphones, including the Apple iPhone. This category includes results from Black’s Photo since September 2009.

•                  Network operating expenses increased by $10 million and $13 million, respectively. The increases reflected growth in roaming volumes, the introduction of regulated e911 fees for wireless subscribers in Quebec and slightly higher costs to support double-digit growth in data revenues, partly offset by lower roaming costs from reduced rates. The continued penetration of smartphones drove increases in revenue-share volumes to third parties and licensing volumes to service providers, but was mostly offset by lower negotiated revenue-share and licensing rates.

•                  Marketing expenses increased by $8 million and $1 million, respectively. COA per gross subscriber addition increased by $31 or 10% in the second quarter of 2010 and increased by $11 or 3.4% for the first six months of 2010, when compared to the same periods in 2009. COA per gross subscriber addition for the second quarter increased due to higher per-unit subsidy and commission costs driven by a higher smartphone mix, and higher advertising and promotion expenditures related to new device launches, partly offset by a favourable U.S. dollar exchange rate (compared to 2009). For the first six months, COA per gross subscriber addition increased due to higher per-unit subsidy costs and higher advertising and promotion expenditures, partly offset by a favourable U.S. dollar exchange rate. In addition, COA per gross subscriber addition increased in the second quarter of 2010 due to a one-time settlement of channel subsidies for prior periods.

Retention costs as a percentage of network revenue decreased to 9.9% in the second quarter, and increased to 10.6% in the first six months of 2010, as compared to 10.6% and 10.5%, respectively, in the same periods in 2009. Retention costs in the second quarter of 2010 decreased slightly when compared to the same period in 2009 in part due to improving network revenue growth and a favourable U.S. dollar exchange rate (compared to 2009). Retention costs for the quarter and six-month period were also positively impacted by lower commissions per retention subscriber, offset by higher retention volumes related to a larger subscriber base and an increased volume of clients migrating to smartphones, including upgrades to HSPA devices.

•                  Total G&A expenses increased by $2 million and $9 million, respectively, mainly due to higher salaries, benefits and employee-related costs from inclusion of Black’s Photo expenses in 2010, mostly offset by fewer domestic full-time equivalent employees. Other G&A expenses increased slightly as inclusion of expenses from Black’s Photo and increased external labour costs supporting the growing subscriber base were largely offset by a lower bad debt expense and, for the first six months of 2010, one-time operating savings in the first quarter of 2010. Bad debt expense decreased by $7 million in the second quarter and $16 million for the first six months, reflecting decreased involuntary subscriber churn from an improving economy.

•                  Restructuring costs decreased by $4 million for the quarter and six-month periods. See discussion in Section 5.3.

	Quarters ended June 30				Six-month periods ended June 30
EBITDA — wireless segment	2010	2009	Change		2010	2009	Change
EBITDA ($ millions)	523	493	6.1%		1,020	981	4.0%
EBITDA margin (%)	42.7	42.8	(0.1	) pts.	42.3	42.8	(0.5	) pts.

The wireless segment EBITDA increased by $30 million and $39 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. This reflects improvement in terms of data growth, lower ARPU erosion and lower bad debt expense. Wireless margins were pressured primarily due to higher combined acquisition and retention costs associated with smartphone adoption, following the launch of the new HSPA network and related devices in late 2009.

6.              Changes in financial position

Changes in the Consolidated statements of financial position for the six-month period ended June 30, 2010, are as follows:

Financial position as at:	June 30,	Dec. 31,
($ millions)	2010	2009	Changes		Explanation of the change
Current Assets
Cash and temporary investments, net	41	41	—	—%	See Section 7: Liquidity and capital resources
Accounts receivable	780	694	86	12%

The increase reflected a $100 million reduction in proceeds from securitized accounts receivable (see Section 7.6), partly offset by a seasonal decrease in receivables from wireless dealers. Accounts receivable turnover was 45 days at June 30, 2010 compared to 46 days at December 31, 2009 and 43 days at June 30, 2009.

Income and other taxes receivable	152	16	136	n/m	Reflects an increase in accrued income and other taxes receivable, as well as current year instalments, net of current income tax expense
Inventories	173	270	(97)	(36)%	Primarily a decrease in wireless handset volumes, parts and accessories, and lower average cost of new handsets
Prepaid expenses	217	105	112	107%	Mainly annual payments of property taxes, front-loaded payments of employee benefits, payment of annual wireless licence fees and maintenance contracts, all net of amortization
Derivative assets	6	1	5	n/m	Fair value adjustments for handset foreign exchange hedges and operational hedges
Current Liabilities
Accounts payable and accrued liabilities	1,274	1,385	(111)	(8)%	Mainly lower accrued liabilities and trade payables arising from lower operating and capital expenditure levels
Income and other taxes payable	6	182	(176)	(97)%	Primarily reflects final income tax payments in the first quarter of 2010 for the 2009 tax year
Restructuring accounts payable and accrued liabilities	83	135	(52)	(39)%	Payments exceeded new obligations from restructuring initiatives
Dividends payable	161	150	11	7%	Primarily reflects the 5.3% increase in the dividend rate for the dividend paid July 2, 2010
Advance billings and customer deposits	560	674	(114)	(17)%	Includes a reclassification of $128 million of the regulatory price deferral account to Other long-term liabilities
Current maturities of long-term debt	1,463	82	1,381	n/m

The June 30 balance includes $1,432 million for 8% U.S. dollar Notes maturing in June 2011. The June 30 and December 31 balances include $30 million for TCI 11.5% Series U First Mortgage Bonds maturing in July 2010. TCI 12% Series 1 debentures of $50 million, current at December 31, matured and were repaid in May 2010.

Derivative liabilities	721	62	659	n/m

Includes reclassification of derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes from Other long-term liabilities, partly offset by fair value adjustments for share option and restricted share unit hedges, and cash settled option derivative unwind

Current portion of future income taxes	417	294	123	42%	Primarily due to changes in partnership income that will be allocated over the next 12 months, as well as changes in the accounting classification of liabilities between current and long-term
Working capital (1)	(3,316)	(1,837)	(1,479)	(81)%	Primarily due to U.S. dollar Notes maturing in June 2011 (see Section 7.3)

Non-Current Assets
Property, plant, equipment and other, net	7,618	7,729	(111)	(1)%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	5,096	5,148	(52)	(1)%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3 Consolidated operations. Included in the balances for both periods are wireless spectrum licences of $3,849 million.

Goodwill, net	3,572	3,572	—	—%	—
Other long-term assets	1,686	1,602	84	5%	Primarily pension plan funding and continued amortization of transitional pension assets
Investments	41	41	—	—%	The sale of a small investment was offset by new investments
Non-Current Liabilities
Long-Term Debt	4,740	6,090	(1,350)	(22)%	The decrease primarily reflects reclassification of 8% U.S. dollar Notes maturing in June 2011 to Current maturities of long-term debt), net of a $57 million increase in commercial paper
Other Long-Term Liabilities	673	1,271	(598)	(47)%

The decrease primarily reflects reclassification the $721 million derivative liability associated with the 8% U.S. dollar Notes maturing in June 2011 to Current Liabilities, partly offset by the reclassification of $128 million of the price cap deferral account from Advance billings and customer deposits in Current Liabilities

Future Income Taxes	1,380	1,319	61	5%	An increase in future taxes on long-term assets and liabilities partly offset by a reclassification to the Current portion of future income taxes
Owners’ Equity
Common Share and Non-Voting Share equity	7,882	7,554	328	4%

Mainly Net income of $562 million and Other comprehensive income of $18 million attributable to holders of Common Shares and Non-Voting Shares, less declared dividends of $313 million, and adding back $53 million for treasury shares issued for dividends reinvested in Non-Voting Shares under the dividend re-investment plan.

Non-controlling interests	22	21	1	5%	Net income of $2 million attributable to non-controlling interests less dividends of $1 million paid by a subsidiary to a non-controlling interest.

(1)          Current assets subtracting Current liabilities — an indicator of the ability to finance current operations and meet obligations as they fall due.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology.

Summary of Consolidated statements of cash flows	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2010	2009	Change	2010	2009	Change
Cash provided by operating activities	523	852	(38.6)%	937	1,466	(36.1)%
Cash used by investing activities	(389)	(552)	29.5%	(696)	(1,030)	32.4%
Cash used by financing activities	(139)	(339)	59.0%	(241)	(414)	41.8%
Increase (decrease) in cash and temporary investments, net	(5)	(39)	—	—	22	—
Cash and temporary investments, net, beginning of period	46	65	—	41	4	—
Cash and temporary investments, net, end of period	41	26	57.7%	41	26	57.7%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $329 million and $529 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. Decreases in cash flow were primarily due to the following:

•                  Payments under restructuring plans increased by $26 million in the six-month period.

•                  Interest received decreased by $35 million in both the second quarter and six-month period. The $35 million interest received in the second quarter of 2009 was primarily due to the settlement of prior years’ tax matters.

•                  Income tax payments, net of refunds received, were $58 million in the second quarter and $309 million in the first six months of 2010, or increases of $50 million and $87 million, respectively. Refunds received were $nil in the second quarter of 2010 ($4 million in the first six months of 2010), as compared to $54 million received in the second quarter of 2009.

•                  Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital) are a use of cash when proceeds are reduced and a source of cash when the proceeds are increased. Proceeds from securitized accounts receivable were unchanged during the second quarter of 2010, as compared to an increase of $100 million during the second quarter of 2009, for a comparative $100 million decrease in second quarter cash flow. Proceeds decreased by $100 million during the first six months of 2010, as compared to an increase of $100 million in the same period in 2009, for a $200 million comparative decrease in six-month cash flow. See Section 7.6 Accounts receivable sale.

•                  Other changes in non-cash working capital, including: (i) a smaller decrease in customer receivables in the first six months of 2010 when compared to the same period in 2009; (ii) smaller inventory reductions in the second quarter and first six months of 2010, compared to the same periods in 2009, due to smaller inventory balances in 2010; and (iii) a larger increase in prepaid expenses in the second quarter and first six-months of 2010, when compared to the same periods in 2009.

Decreases in cash flow were partly offset by:

•                  An increase in EBITDA before restructuring costs of $12 million and $24 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009.

•                  A decrease in employer contributions to defined benefit plans, net of defined benefit plan expenses, of $9 million in the quarter and $20 million for the six-month period. See assumptions for defined benefit pension plans in Section 9.

•                  A decrease in interest paid of $12 million in the six-month period.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $163 million and $334 million, respectively in the second quarter and first six months of 2010 when compared to the same periods in 2009, principally due to lower capital expenditures.

Capital expenditures	Quarters ended June 30				Six-month periods ended June 30
($ millions, except capital intensity)	2010	2009	Change		2010	2009	Change
Wireline segment	298	368	(19.0)%		550	646	(14.9)%
Wireless segment	99	189	(47.6)%		158	385	(59.0)%
Total capital expenditures	397	557	(28.7)%		708	1,031	(31.3)%
EBITDA less capital expenditures (1)	522	316	65.2%		1,151	748	53.9%
Capital intensity (2) (%)	17	23	(6.0	) pts.	15	22	(7.0	) pts.

(1)          See Section 11.1 EBITDA for the calculation and description.

(2)          Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures decreased by $160 million and $323 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. Lower capital intensity in 2010 primarily reflects the considerable build activity throughout 2009 for the wireless HPSA 3G+ network that was launched in November 2009, as well as a deferral of expenditures ahead of the July 1, 2010, implementation of harmonized sales taxes (HST) in B.C. and Ontario. The Company expects capital expenditures for the full year of 2010 to decrease by approximately $400 million or 19%, as compared to 2009 (see Section 9). EBITDA less capital expenditures increased by $206 million and $403 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009.

•                  Wireline segment

Wireline capital expenditures decreased by $70 million and $96 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. The decrease reflected lower expenditures for network growth as demand moderated, as well as lower expenditures for ADSL2+ due to significant activity in 2009, partly offset by increased expenditures for TELUS TV, VDSL2 and gigabit passive optical network (GPON) technology (see Section 2 — Building national capabilities and following). Wireline capital intensity decreased to 22% in the first half of 2010 from 25% in the first half of 2009. Consequently, wireline cash flow (EBITDA less capital expenditures) was $289 million in the first half of 2010, up by $137 million or 90% when compared to the first half of 2009.

•                  Wireless segment

Wireless capital expenditures decreased by $90 million and $227 million, respectively, in the second quarter and first six months of 2010 when compared to the same periods in 2009. The decrease in 2010 was due to activity in the prior year to construct the new HSPA 3G+ network, which was substantially completed and launched in November 2009, as well as lower expenditures for the mature CDMA network. Consequently, wireless capital intensity decreased to 7% in the first half of 2010 from 17% in the first half of 2009. Capital spending is expected to pick up in future quarters. Wireless cash flow (EBITDA less capital expenditures) was $862 million in the first half of 2010, up by $266 million or 45% when compared to the first half of 2009.

7.3 Cash used by financing activities

Net cash used by financing activities decreased by $200 million and $173 million, respectively in the second quarter and first six months of 2010 when compared to the same periods in 2009.

•                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $120 million and $249 million, respectively, in the second quarter and first six months of 2010. The amounts are the dividends declared, net of amounts reinvested in TELUS Non-Voting Shares issued from treasury at a 3% discount under the Company’s amended dividend reinvestment plan (DRIP). No shares were issued from treasury for the cash dividend payments of $151 million and $302 million, respectively, in the second quarter and first six months of 2009.

The quarterly dividends paid per share were 47.5 cents at January 4 and April 1, 2010, unchanged from comparable quarterly dividends in 2009. The quarterly dividend paid on July 2, 2010, was 50 cents per share, a 5.3% increase from the dividend paid in April.

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In the first quarter of 2010, issued commercial paper increased by $28 million to $495 million. In the second quarter of 2010, commercial paper increased by $29 million to $524 million. No amounts were drawn against the 2012 credit facility at June 30, 2010 (unchanged from December 31, 2009).

In comparison, during the first quarter of 2009, net amounts drawn on the 2012 credit facility decreased by $680 million to $300 million, while issued commercial paper increased by $756 million to $1,188 million. During the second quarter of 2009, due primarily to the successful issue of new Notes in May, the Company reduced commercial paper to $604 million and reduced net amounts drawn on the 2012 credit facility to $nil.

•                  Long-term debt issue in July 2010; planned early partial redemption of U.S. dollar Notes

On July 23, 2010, the Company successfully closed a public offering of 5.05%, Series CH Notes maturing in July 2020, for gross proceeds of $1 billion. The Series CH Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 47 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The new Series CH Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

Net proceeds of approximately $993 million will be used to fund the early partial redemption of U.S.$607 million of the Company’s publicly held U.S. dollar, 8% Notes maturing in June 2011, as well as payments to terminate cross currency interest rate swaps associated with the Notes to be redeemed and any excess for corporate purposes. On July 27, 2010, TELUS delivered a redemption notice to the trustee that specified a redemption date of September 2, 2010. The early redemption is expected to cause a pre-tax charge of approximately $58 million, or after tax, approximately 13 cents per share in the third quarter.

•                  Long-term debt issue in May 2009

In the prior year, the Company successfully closed a $700 million public offering of 4.95%, Series CF Notes maturing in May 2014.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, June 30	2010	2009	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,221	7,255	(34)
Total capitalization — book value	15,179	14,764	415
EBITDA — excluding restructuring costs	3,705	3,820	(115)
Net interest cost	557	441	116
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	87	86	1	pt.
Average term to maturity of debt (years)	4.5	4.2	0.3
Net debt to total capitalization (%) (1)	47.6	49.1	(1.5	) pts.
Net debt to EBITDA — excluding restructuring costs (1)	1.9	1.9	—
Coverage ratios (times) (1)
Earnings coverage (Interest coverage on long-term debt)	3.2	4.2	(1.0)
EBITDA — excluding restructuring costs interest coverage	6.7	8.7	(2.0)
Other measures
Free cash flow ($ millions) (2)	718	(152)	870

Dividend payout ratio of adjusted net earnings (%) (1)	66	58	8	pts.
Dividend payout ratio (%) (1)	64	53	11	pts.

(1)          See Section 11.4 Definitions of liquidity and capital resource measures.

(2)          See Section 11.2 Free cash flow for the definition.

The decrease in Net debt at June 30, 2010, as compared to one year earlier, includes maturity of $50 million long-term debt in the second quarter of 2010, a reduction in commercial paper and the December 2009 partial early redemption of U.S. dollar Notes, offset by the December 2009, $1 billion 10-year Note issue. A $382 million increase in retained earnings over the twelve-month period ended June 30, 2010, was the primary contributor to higher Total capitalization and the lower Net debt to total capitalization ratio. Net debt to EBITDA (excluding restructuring costs) at June 30, 2010 was unchanged from one year earlier as net debt decreased in proportion with 12-month trailing EBITDA (excluding restructuring costs).

The proportion of debt on a fixed-rate basis was 87% at June 30, 2010, up from 86% one year earlier primarily due to lower amounts of commercial paper outstanding. The average term to maturity of debt increased to 4.5 years at June 30, 2010, from 4.2 years at June 30, 2009, primarily due to the December 2009 issue of ten-year Series CG Notes and the December 2009 early partial redemption of U.S. dollar Notes due June 1, 2011.

The Earnings coverage ratio was 3.2 times for the 12-month period ended June 30, 2010, down from 4.2 times one year earlier. An increase in long-term interest expense (mostly due to the $99 million loss on redemption of long-term debt recorded in December 2009) decreased the ratio by 0.7, while lower 12-month trailing earnings before long-term interest and income taxes decreased the ratio by 0.3. The EBITDA (excluding restructuring costs) interest coverage ratio for the

12-month period ended June 30, 2010, was 6.7 times, down from 8.7 times one year earlier due mainly to the loss on redemption of long-term debt recorded in December 2009, as well as lower EBITDA before restructuring costs and lower interest income included in net interest costs. This ratio calculated to exclude the loss on redemption was 8.1 times at June 30, 2010.

Free cash flow (FCF) for the 12-month period ended June 30, 2010, increased by $870 million when compared to the 12-month period ended June 30, 2009. The increase in FCF resulted from lower total capital expenditures, partly offset by lower EBITDA, higher payments for restructuring, interest (net of interest received) and income tax (net of recoveries).

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at June 30, 2010 was 1.9 times.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The current guideline was approved by the Board on May 4, 2010, and signals management and Board confidence in the mid-term outlook of the Company into 2011. The payout ratio is seen as appropriate to the Company’s prospects for earnings and cash flow growth, and moderating capital expenditure investments. The ratio is 61 to 69% calculated on a $2.00 annualized dividend as compared to current full-year 2010 guidance of $2.90 to $3.30 for EPS — basic.

7.5 Credit facilities

At June 30, 2010, TELUS had available liquidity exceeding $1.7 billion from unutilized credit facilities, consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity. The Company also has availability under its accounts receivable securitization program at June 30, 2010 (see Section 7.6).

TELUS credit facilities at June 30, 2010

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(118)	(524)	1,358
364-day revolving facility (2)	December 31, 2010	300	—	—	—	300
Other bank facilities	—	62	(2)	(3)	—	57
Total	—	2,362	(2)	(121)	(524)	1,715

(1)          Canadian dollars or U.S. dollar equivalent.

(2)   Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at June 30, 2010) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 6.7 to 1 at June 30, 2010) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 4, 2010.

Balance of proceeds from securitized receivables ($ millions)	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sep. 30, 2008
	400	400	500	400	400	300	300	250

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as at August 4, 2010, detailed in TELUS’ annual 2009 MD&A.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to were described in TELUS’ 2009 MD&A. Certain updates follow:

Credit risk

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. As at June 30, 2010, the weighted average life of customer accounts receivable was 32 days (December 31, 2009 — 35 days) and the weighted average life of past-due customer accounts receivable was 69 days (December 31, 2009 — 72 days).

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at June 30, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it was able to offer $3 billion of debt or equity securities. Subsequent to the July 23, 2010, $1 billion Note issue, the Company can offer $2 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Market risk

Net income and other comprehensive income for the periods ended June 30, 2010 and 2009, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the interim Consolidated financial statements.

Commitments and contingent liabilities

Guarantees

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at June 30, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at June 30, 2010, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 18(b) of the interim Consolidated financial statements.

7.9 Outstanding share information

The total number of outstanding and issuable shares in the following table assumes full conversion of outstanding options and shares reserved for future option grants, at June 30, 2010.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at June 30, 2010	174.8	144.5	319.3	(1)
Options outstanding and issuable (2) (3) at June 30, 2010	0.1	30.0	30.1
Outstanding and issuable shares at June 30, 2010	174.9	174.5	349.4

(1)          For the purposes of calculating diluted earnings per share, the number of shares was 320.3 million for the quarter ended June 30, 2010.

(2)          Assuming full conversion and ignoring exercise prices.

(3)          Includes an increase to the share option reserve of 15 million Non-Voting Shares, approved by shareholders at the May 5, 2010 annual and special general meeting.

Other than for shares issued under the dividend reinvestment plan (DRIP), the number of outstanding and issuable shares at July 31, 2010, was not materially different than at June 30, 2010. Approximately 1.24 million TELUS Non-Voting Shares were issued from treasury under the DRIP for the dividend paid on July 2, 2010. The DRIP participation rate was approximately 27% for the July 2 dividend, up from a participation rate of 21% for the April 1, 2010, dividend.

In March 2010, the federal government announced its intention to change the tax treatment of certain share-based compensation. Should the changes be enacted, the Company may find it necessary to revise its share-based compensation plans or waive deductions on the cash settlement of share options.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2009 MD&A. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

Transitioning to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

The discussion in this section includes expectations at the reporting date about the transition from Canadian GAAP to IFRS as issued by the IASB, or IFRS-IASB (subsequently referred to as IFRS).

Key dates:

•                  January 1, 2010 (transition date): An opening statement of financial position according to IFRS has been prepared, as at this date, to facilitate the changeover to IFRS in 2011. TELUS will continue to report its fiscal 2010 and comparative 2009 results according to Canadian GAAP.

•                  January 1, 2011 (changeover date): The date after which TELUS will prepare and report interim and annual 2011 financial statements with 2010 comparatives according to IFRS.

IFRS 1 impacts and accounting policy choices

The transition to IFRS requires the Company to apply IFRS 1, or the requirement for preparing IFRS-compliant financial statements in the first reporting period after the changeover date. IFRS 1 applies only at the time of changeover, and includes a requirement for retrospective application of each IFRS, as if they were always in effect. IFRS 1 also mandates certain exceptions to retrospective application and provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRS. The Company disclosed its initial decisions regarding transition date impacts in Section 8.2.1 of its 2009 MD&A. In addition, the Company determined a modest number of areas where changes in accounting policies were expected that may impact the Consolidated financial statements, disclosed in Section 8.2.2 of its 2009 MD&A. The following topics, though not an exhaustive list, are more relevant to the Company:

Topic	Choices and impacts

Employee benefits — defined benefit plans

• Recognition of cumulative unamortized actuarial gains and losses, past service costs, and transitional obligations and assets at the transition date

IFRS 1 optional exemption taken: Yes.

Transition date impact: IFRS allows, and the Company has chosen, to recognize cumulative unamortized actuarial gains and losses, past service costs, and transitional obligations and assets at the transition date as an adjustment to Retained earnings on the same date. Had the Company not taken the exemption, it would be required to retroactively restate cumulative gains and losses for all defined benefit plans since their inception.

• Recognition of ongoing actuarial gains and losses

Ongoing impact: IFRS allows, and the Company has chosen, to charge actuarial gains and losses arising subsequent to the transition date to Other comprehensive income. This choice is consistent with changes proposed in an exposure draft for employee benefits: recognition and measurement of actuarial gain or losses for defined benefit plans.

Difference from Canadian GAAP: Canadian GAAP required that the excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and fair value of the plan assets was to be amortized over the expected average remaining service periods of active employees of the plan, as were past service costs and transitional assets and liabilities.

Fair value or revaluation as deemed cost	IFRS 1 optional exemption taken: No.

Transition date impact: The Company has chosen to measure its property, plant and equipment and intangible assets at historic cost. Had the Company taken the optional exemption, it could record the fair value of property, plant and equipment and intangible assets at the transition date, for individual assets or classes of assets.

Ongoing impact: For post-transition periods, IFRS allows the Company to choose whether to use the revaluation model or historical cost model. The Company has chosen to continue use of the historical cost model for each class of asset.

Impairment of assets

Difference from Canadian GAAP:IFRS requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized as an impairment reversal, but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have existed had an impairment amount not initially been recognized. Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized.

Transition date impact: The Company expects to record impairment reversals at the transition date for wireless spectrum, as well as reversals for certain wireline property, plant and equipment impairments recorded by predecessor companies during a past transition from regulatory accounting principles (RAP) to Canadian GAAP.

Ongoing impact: The transition date RAP to GAAP impairment reversal will result in a minor increase in depreciation expense. Volatility in Net income could result from periodic impairment tests, should the facts support a future impairment.

Sale of accounts receivable

Difference from Canadian GAAP:IFRS does not de-recognize the accounts receivable sold to the arm’s-length securitization trust that the Company transacts with and considers the sale proceeds to be short-term borrowings of the Company. Canadian GAAP de-recognized accounts receivable sold to the arm’s-length securitization trust that the Company transacts with.

Transition date impact: Proceeds from the sale of accounts receivable under the Company’s accounts receivable securitization agreement are recorded as short-term debt, rather than a reduction to accounts receivable (or de-recognition).

Ongoing impact: Accounts receivable securitization expenses are included in financing costs under IFRS, rather than in Other expense under Canadian GAAP.

Leasing (sales and leaseback transactions)

Difference from Canadian GAAP: The Company sold and leased-back certain non-strategic buildings, primarily in 2000 and 2001. IFRS requires that where the original sale was at fair value that the gain be recognized in income immediately. Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease.

Transition date impact: A portion of gains deferred under Canadian GAAP will be recognized at the transition date as an increase in opening Retained earnings.

Ongoing impact: Amortization of deferred gains under IFRS will be reduced for the portion of gains recognized at the transition date under IFRS.

Income taxes

Difference from Canadian GAAP; transition date and ongoing impacts: The impacts on the Company of the IAS 12 standard for income taxes are primarily related to recognition and measurement of uncertain tax positions, and disclosure and presentation differences.

IFRS that are mandatory at the changeover date have been finalized; however, the IASB’s work plan currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS. As a result, IFRS as at the changeover date may differ from its current form. The IASB is reviewing the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, with the intention of replacing it with a new IFRS in 2010. The new IFRS is currently expected to be effective for fiscal years ending in 2011, with possible application to 2010 comparatives. The objectives of the review include improving the guidance on identifying liabilities, reducing the differences between IAS 37 and U.S. GAAP, making recognition of liabilities within the scope of IAS 37 consistent with those for other liabilities, and clarifying the requirements for identifying liabilities. The IASB is also expected to review the IAS 12 standard for income taxes on a piecemeal basis

In April 2010, the IASB issued an exposure draft pertaining to employee benefits; specifically the recognition of actuarial gain or losses for defined benefit plans. The exposure draft proposes to eliminate the corridor method for recognition of actuarial gains or losses. The Company’s elected accounting policy choice of recognizing ongoing actuarial gains or losses in Other comprehensive income is consistent with this exposure draft. The exposure draft also proposes certain presentation and disclosure changes. The final standard is expected to be published in 2011.

In June 2010, the IASB issued an exposure draft pertaining to revenue recognition as part of the joint revenue project with the U.S. Financial Accounting Standards Board. This exposure draft that the Company is currently reviewing is the next step in developing an entirely new revenue recognition standard. The final standard is expected to be published in June 2011.

The Company continues to evaluate the possible effects of IAS 37, as well as exposure drafts related to employee benefits and revenue recognition, and will monitor the near-term projects that the IASB initiates for income taxes. The ultimate impacts cannot be determined at this time.

IFRS changeover plan - updates

The following updates to the TELUS’ changeover plan are based on the Company’s current assumptions and expectations, which could change in future based on IFRS changes or other factors.

Key activity	Milestones (expected timeframes)	Status and comments
Financial statement preparation
• Key elements phase	Identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS	Initial choices completed and approved in 2009. Ongoing review of IFRS exposure drafts and developments, as noted in the previous section, has not resulted in any changes to policy choices.

	This phase includes other operational elements, such as information technology, internal control over financial reporting, and training	See commentary below

• Embedding phase	Integrate the solutions necessary for the changeover into the Company’s underlying financial systems and processes. (See Infrastructure below.)	The Company has adapted its existing accounting systems for parallel reporting under IFRS

Maintain two parallel sets of books: one according to contemporary Canadian GAAP and one according to contemporary IFRS

In 2010, the Company is maintaining two parallel sets of books, as planned. Activities related to quantifying and recording 2010 IFRS opening balance adjustments and 2010 reporting period differences, continued in the second quarter of 2010.

	Develop financial statements formats and note disclosures	Drafted. Senior management approval expected in the second half of 2010

Disclosure in the MD&A of the impacts on the 2010 comparative period, when available

The Company currently expects to quantify impacts on key financial statement line items and other measures in the third quarter MD&A.

The Company expects to quantify the following in the annual 2010 MD&A, for release in the first quarter of 2011:

•    IFRS impacts on the January 1 and December 31, 2010 Consolidated statements of financial position;

•    IFRS impacts on the 2010 Consolidated statements of comprehensive income; and

•    IFRS impacts on 2010 policy metrics and other calculated measures.

Communication and training	Provide ongoing training on expected IFRS impacts, IFRS 1 elections and accounting policy choices

In 2010, the Company is leveraging internal resources to implement a general Finance-wide training seminar and a number of targeted training seminars for Finance team members, who are highly impacted by the IFRS convergence project.

General communication and education is provided to all Finance team members highlighting a number of external IFRS resources available through TELUS’ internal IFRS website.

Infrastructure — Information technology	Determine necessary changes to systems and processes and update accounting systems to enable the opening financial position under IFRS, and facilitate dual reporting in 2010

Parallel reporting platforms were designed, implemented, and tested for operation in the fourth quarter 2009.

Dual reporting capability in the Company’s accounting systems was activated in the first quarter of 2010.

	Implement financial planning and forecasting capability under IFRS standards	Processes are currently being adapted. Dual forecasting capability is to be implemented during the second half of 2010.

Business policy assessment	Assess impacts on contractual arrangements and covenants. Implement changes as necessary

Contract reviews are conducted each quarter; changes have not been required, to date.

Calculations of the Leverage Ratio and Coverage Ratio, specified in the Company’s 2012 credit facility, are not expected to be affected by the changeover.

Control environment

• Internal control over financial reporting	Approval of initial IFRS 1 optional exemption and accounting policy choices

Senior management approval received for initial elections and policy choices obtained in 2009.

Audit Committee review of management’s initial elections and policy choices, and Board of Directors’ approval obtained in 2009.

Progress reviews by senior management and Audit Committee

Review by senior management of implementation progress, impacts of outstanding IFRS exposure drafts, and quantification efforts in April and July 2010.

Progress presented at the May 4 and August 3, 2010, Audit Committee meetings. Quantified results were reviewed with the Audit Committee in July.

	Testing of controls for 2010 comparatives	Activities commenced in the first quarter of 2010 and continued in the second quarter.

• Disclosure controls and procedures	Review and sign-off conversion effects on fiscal 2010 • Review and approval by senior management • Review by Audit Committee and approval by the Board of Directors	Fourth quarter of 2010 — approval of IFRS disclosures in third quarter MD&A, including quantification of impacts on key line items. First quarter of 2011 — approval of fiscal 2010 IFRS disclosures.

December 2010

•    Board of Directors’ approval of the Company’s 2011 IFRS-based budget

•    Senior management approval of 2011 public targets under IFRS

•    Publicly issue final guidance for fiscal 2010 according to Canadian GAAP, and expected IFRS changeover impacts on fiscal 2010, together with 2011 annual targets according to IFRS

The Company expects to continue its long-standing practice of releasing annual targets for the upcoming year in December and provide final guidance for the current year. An investor call follows the news release.

Transitional accounting policy changes adopted in 2009 and 2008

As activities consistent with Canadian GAAP being converged with IFRS, the Company previously adopted new recommendations for Goodwill and intangible assets (CICA Handbook Section 3064), Business combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601), Non-controlling interests (CICA Handbook Section 1602), financial instrument disclosure and presentation (CICA Handbook Sections 3862 and 3863), and Inventories (CICA Handbook Section 3031). See Section 8.2.4 of TELUS’ 2009 MD&A.

9.              Annual guidance for 2010

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management has considered the Company’s performance for the first half of 2010, the July debt issue and planned early partial redemption of U.S. dollar Notes, and has provided the following guidance revisions:

Annual guidance

	2010 revised guidance and expected change from 2009 actual results	Change from original target
Consolidated
Revenues	$9.70 to $9.950 billion 1 to 4%	$(100) to $(150) million
EBITDA (1)	$3.5 to $3.7 billion flat to 6%	no change
EPS — basic (2)	$2.90 to $3.30 (8) to 5%	no change
Capital expenditures	Approx. $1.7 billion (19)%	no change
Wireline segment
Revenue (external)	$4.75 to $4.85 billion (3) to (1)%	$(100) to $(150) million
EBITDA	$1.575 to $1.675 billion 1 to 8%	no change
Wireless segment
Revenue (external)	$4.95 to $5.1 billion 5 to 8%	no change
EBITDA	$1.925 to $2.025 billion flat to 5%	no change

(1)          See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)          Current basic EPS guidance remains unchanged from the original target, but does include the impact of the 13 cent (per share) penalty for early partial redemption of U.S. dollar Notes, and 3 cents favourable income tax recoveries realized in the first six months of 2010.

The following key assumptions were made at the time the 2010 targets were announced in December 2009. Assumptions for the defined benefit pension plan expense and contributions were updated in the annual 2009 MD&A.

Assumptions for 2010 original targets	Status
Ongoing wireline and wireless competition in both business and consumer markets	Same expectation, confirmed ongoing aggressive offers by the primary competitor in Western Canada, and a new brand launch by an incumbent wireless competitor

Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)	Same expectation, with an increasing proportion from postpaid subscribers associated with growing data usage and smartphone adoption

Increased wireless subscriber loading in smartphones	Smartphone represented 30% of postpaid gross additions in the second quarter of 2010, compared to 15% in the second quarter of 2009

Reduced downward pressure on wireless ARPU (down 6.8% in 2009)	Confirmed by the 1.9% year-over-year decrease in wireless ARPU in the second quarter of 2010 (3.2% year-over-year for the first six months)

New competitive wireless entry in early 2010 following one competitive launch in December 2009

After its initial launch in Calgary and Toronto in December 2009, Globalive launched in Edmonton in the first quarter of 2010, and Ottawa and Vancouver in the second quarter.

Other new entrants began launching services in the second quarter. Public Mobile turned up services in Toronto and Montreal. Mobilicity launched services in Toronto and stated expectations to launch in Vancouver, Edmonton, Calgary and Ottawa during rest of the year. Quebecor, an existing mobile virtual network operator (MVNO) competitor, stated expectations to launch its own services in Quebec and Ontario later in 2010. Shaw Communications stated it expects to begin launching wireless services in late 2011.

In addition, an incumbent competitor has announced a new brand.

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and VoIP companies

Residential access lines decreased by 8.2% over the 12-month period ended June 30, 2010, resulting from aggressive promotional activity by the primary cable-TV competitor for voice and Internet services. Business line losses were 2.3% over the past 12 months from stable churn and lower additions

Continued wireline broadband expansion	See Section 2: Core business and strategy

Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

Wireless COA per gross subscriber addition was $333 in the first half of 2010, or an increase of 3.2% from the same period in 2009. Retention spending as a percentage of growing network revenue was 10.6% in the first half of 2010, unchanged from the first half of 2009.

TELUS TV loading was 57,000 in the first half of 2010, compared to 37,000 in first half of 2009. TELUS TV programming costs have increased with the 98% increase in the subscriber base over the past 12 months.

EBITDA savings of approximately $135 million from efficiency initiatives	Savings of approximately $74 million were realized in the first six months of 2010

Approximately $75 million of restructuring expenses ($190 million in 2009)	No change

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates.	No change. The blended statutory income tax rate was 28.9% in the first half of 2010.

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments

 Cash income tax payments net of refunds received were $309 million in the first half of 2010, comprised of instalments for 2010 and final payments for the 2009 tax year made in the first quarter. Expectation for the full year was revised to a range of $330 to $370 million. Payments for the remainder of 2010 are expected to be for in-year instalments only, net of expected refunds for the settlement of prior years’ matters.

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•      Defined benefit pension plans net expenses were estimated to be $28 million in 2010 (compared to $18 million in 2009), based on projected pension fund returns

•      Defined benefit pension plans contributions were estimated to be approximately $143 million in 2010, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

No change to defined benefit pension plan expenses, which are set at the beginning of the year. The Company’s best estimate of contributions to defined benefit pension plans in 2010 is currently unchanged.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A. The following are updates to the risk and risk management discussions in Section 10 of TELUS’ MD&As for 2009 or the first quarter of 2010.

10.1 Competition

The following are updated excerpts from Section 10.1 Competition of TELUS’ 2009 MD&A.

Aggressive competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of traditional voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including consumer, small and medium businesses (SMB), and the large enterprise market. Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and high-speed Internet access (HSIA) markets. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases wireless services, into one bundled and/or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential network access lines (NALs) is expected to continue from this competition, as well as ongoing technological and wireless substitution. Competitors are anticipated to capture a majority of the share in growth marketplace opportunities; thus, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market, and the potential for higher-speed Internet offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories, because of the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation: Canadian Radio-television and Telecommunications Commission (CRTC) decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition. Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. TELUS continues to expand its IP-based TELUS TV offering in its incumbent territories of B.C., Alberta, and Eastern Quebec in order to provide a premium television experience and enhance its bundles to better address customer needs and respond to cable-TV company bundled offerings. In addition, TELUS Satellite TV service in Alberta and B.C. complements IP TV service and enables the Company to more effectively serve those households that are not currently on the TELUS IP TV network footprint and leverage TELUS’ strong distribution and marketing presence. In order to offset increasing competitive intensity and losses in its incumbent areas, TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. In addition to expanding services, TELUS also continues to actively pursue the most competitive cost structure possible.

Customer experience

There is a risk that TELUS will not maintain or earn improved levels of client loyalty if products and services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s revenues and profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Driving the best customer experience and earning the patronage of clients is a Company-wide commitment. Two of the Company’s internal priorities for 2010 are to increase TELUS team member engagement and live the culture of personal responsibility and customer service, and ensure TELUS delivers its future friendly brand promise to clients. (See Section 3: Key performance drivers).

10.2 Technology

The following is an excerpt from Section 10.2 Technology of TELUS’ 2009 MD&A.

Subscriber demand for data may challenge wireless networks

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g. high-usage data devices such as the Apple iPhone, mobile Internet keys and emerging products such as electronic book readers), increasingly rich multimedia services and applications, increasing wireless competition, and possibly unlimited data plans. The industry expects dramatic year-over-year increases in subscriber data traffic over the next one to five years, as it is anticipated that wireless data demand will continue to track wired Internet data consumption, lagging by only three to five years. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The ability to acquire additional spectrum to address future requirements is dependent on the timing and the rules established by Industry Canada. (See Section 3: Regulatory in TELUS’ 2009 MD&A.)

Risk mitigation: TELUS built an extensive 3G+ wireless network based on HSPA/HSPA+ technologies. This 3G+ network uses the most advanced mobile broadband technology commercially available in Canada at the reporting date, delivering manufacturer-rated download speeds of up to 21 megabits per second, as well as significant increases in network capacity. The new wireless network brings higher capacity and improved support and performance for real-time conversational and interactive services through the introduction of MIMO (multiple input multiple output) antennas, continuous packet connectivity and higher-order modulation schemes. As such, TELUS’ 3G+ network, with coverage exceeding 1.1 million square kilometres and reaching 93% of the Canadian population (including network sharing agreements), positions TELUS to meet the capacity demands and challenges in the foreseeable future. The new network complements TELUS’ existing wireless portfolio that includes the CDMA, 3G high-speed wireless (EVDO) network and the Mike Push to Talk network and business service. TELUS is continuing to evolve its technology leadership position to address traffic demand, while offering customers a wide selection of wireless devices and service experiences, no matter which network technology is running in the background.

In addition to the superior capabilities and higher capacity delivered by HSPA/HSPA+, the infrastructure supporting TELUS’ 3G+ network facilitates the migration to 4G LTE wireless technologies, which in turn is expected to further increase network capacity and speed. TELUS investments to date in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure, are expected to greatly facilitate rapid introduction of LTE when this ecosystem reaches maturity. LTE technologies are expected to deliver speeds up to 100 Mbps, while at the same time introducing significant improvements in performance including a reduction in delay/latency. These improvements are expected to increase network capacity, enhance performance, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. Deployment of TELUS’ HSPA/HSPA+ technology, eventual launch of 4G LTE technology, and development of a traffic management toolkit aim to achieve efficient utilization of TELUS’ spectrum holdings and position TELUS to meet increasing levels of data traffic. Furthermore, TELUS has developed a spectrum strategy to further strengthen its ability to deliver the mobile Internet to Canadians in the future.

10.3 Regulatory

The following are updates to Section 10.3 Regulatory of TELUS’ 2009 MD&A.

TELUS’ broadcasting distribution undertakings (BDUs)

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (both licensed in August 2003 and renewed in 2009 for a second full seven-year term) and Eastern Quebec (licensed in July 2005). TELUS also holds a licence to operate a national video-on-demand undertaking (licensed in September 2003 and in the process of being renewed).

The CRTC held proceedings relating to local television, and on March 22, 2010, introduced a new framework to allow English-language private broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value of the distribution of each TV station’s programming. As there is uncertainty whether the CRTC has the authority to implement a negotiation regime, the CRTC also referred this regulatory policy to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. Some obligations may flow to all broadcast distributors as a result of this policy framework, subject to determinations by the Federal Court of Appeal.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. TELUS anticipates that the chances for full removal of foreign ownership restrictions under a minority government are low. However, the Federal Government Throne Speech on March 3, 2010 and the Federal Budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies:

•                  Increase the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49 per cent;

•                  Lift restrictions on telecommunications common carriers with a 10-percent market share or less, by revenue; or

•                  Remove foreign ownership restrictions completely.

These consultations ran through July 30, 2010. Aside from these proposed options, the government could also allow for more access to foreign capital in upcoming spectrum auctions expected in the 2011 to 2012 timeframe.

There has also been greater uncertainty around the interpretation of the existing rules due to a Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the Federal Cabinet) issued Order in Council P.C. 2009-2008, in which it overturned an October 29, 2009 decision by the CRTC (Telecom Decision CRTC 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that the decision was particular to facts of the Globalive case, it appears that a new precedent may have been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. The Governor in Council’s decision creates the possibility of a double standard with respect to the application of the foreign ownership and control restrictions and may render these restrictions meaningless. It is possible the government may be considering changes to the Investment Canada and Telecommunications Acts to provide it more flexibility in determining when to allow ownership arrangements deemed to be in the public interest. Relaxation or elimination of foreign ownership restrictions increases the risk that foreign-owned or financed telecommunications carriers will be increasingly able to operate in Canada, particularly in the wireless sector. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009 decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile Inc.’s application for judicial review is being opposed by the Federal Government and by Globalive.

There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS.

Risk mitigation for regulatory matters: TELUS advocates a regulatory environment that relies, to the greatest extent possible, on market forces rather than regulatory intervention. TELUS believes this is in the best interest of customers. TELUS does not oppose the removal of the foreign ownership restrictions, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

The following is an update to Section 10.4 Human resources of TELUS’ 2009 MD&A.

National collective bargaining in 2010

In June 2010, a tentative collective agreement was reached with the Syndicat québécois des employés de TELUS (SQET) in the TELUS Québec region. Both the SQET negotiating committee and their Executive Council have endorsed the deal and have recommended it to their membership for acceptance. Ratification votes were being held from mid-July to early August 2010. If ratified, the new collective agreement will expire on December 31, 2014. The previous SQET agreement expired on December 31, 2009, and covers approximately 1,000 trades, clerical and operator services team members.

In July 2010, TELUS and the Telecommunications Workers Union (TWU) began negotiations to renew a collective agreement that will expire on November 19, 2010. The TWU contract applies to approximately 12,000 employees across Canada in TELUS’ wireline and wireless business segments.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, any potential need to continue operations in response to work disruptions will be addressed through contingency planning and emergency operations plans.

10.5 Process risks

Systems and processes

TELUS undertook an extensive nine-month, enterprise-wide project involving hundreds of staff to implement changes in more than seventy systems and processes, in order to accommodate the July 1, 2010, implementation of harmonized sales tax (HST) by the provinces of B.C. and Ontario, and the HST rate increase in Nova Scotia. A relatively short implementation time, as well as delayed issuance of legislation and late rule changes, may result in interpretation issues and possible future reassessments that could lead to further system and process changes and increased costs. Despite the significant challenges, early indications are that the conversions were successful, with only minor post-implementation problems surfacing.

Risk mitigation: The quality assurance of the implemented solutions includes on-going government consultations, extensive functional, performance and revenue assurance testing, and an independent post-implementation review of the system changes.

11. Definitions and reconciliations

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See EBITDA — excluding restructuring costs in Section 11.4.) EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. Management’s definition of EBITDA differs from standardized EBITDA as follows:

EBITDA calculation	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2010	2009	2010	2009
Net income	296	244	564	566
Financing costs	114	106	226	201
Income taxes	96	88	195	145
Depreciation	316	330	661	664
Amortization of intangible assets	91	94	199	187
Standardized EBITDA (CICA guideline)	913	862	1,845	1,763
Other expense (income)	6	11	14	16
EBITDA (management’s definition)	919	873	1,859	1,779

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

EBITDA less capital expenditures	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2010	2009	2010	2009
EBITDA	919	873	1,859	1,779
Capital expenditures	(397)	(557)	(708)	(1,031)
	522	316	1,151	748

11.2 Free cash flow

Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

Free cash flow calculation	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2010	2009	2010	2009
EBITDA (management’s definition)	919	873	1,859	1,779
Share-based compensation	6	11	7	20
Net employee defined benefit plans expense	7	5	14	9
Employer contributions to employee defined benefit plans	(44)	(51)	(89)	(104)
Restructuring costs net of cash payments	(3)	31	(52)	30
Donations and securitization fees included in Other expense	(4)	(11)	(14)	(14)
Cash interest paid	(185)	(184)	(221)	(233)
Cash interest received	—	35	—	35
Income taxes received (paid), net	(58)	(8)	(309)	(222)
Capital expenditures	(397)	(557)	(708)	(1,031)
Free cash flow (management’s definition)	241	144	487	269

CICA’s Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2010	2009	2010	2009
Cash provided by operating activities	523	852	937	1,466
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Deduct capital expenditures	(397)	(557)	(708)	(1,031)
Proceeds from disposition of capital assets	—	—	—	—
Standardized free cash flow (CICA guideline)	126	295	229	435
Other (Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred items and other, net)	5	(3)	6	(23)
Reduction (increase) in securitized accounts receivable	—	(100)	100	(100)
Non-cash working capital changes, except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable	110	(48)	152	(43)
Proceeds from disposition of capital assets	—	—	—	—
Free cash flow (management’s definition)	241	144	487	269

n/a — not applicable

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue is calculated as direct costs, including handset subsidies any associated marketing and promotional costs aimed at the retention of the existing subscriber base, divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

11.4 Definitions of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of long-term debt, and ongoing impacts of a net-cash settlement feature introduced in 2007.

Earnings coverage (Interest coverage on long-term debt) is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. Interest expense on long-term debt includes losses on redemption of long-term debt. The calculation is based on total long-term debt, including long-term debt due within one year.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $134 million and $129 million, respectively, for the 12-month periods ended June 30, 2010 and 2009.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at June 30
($ millions)	2010	2009
Long-term debt including current portion	6,203	6,137
Debt issuance costs netted against long-term debt	25	29
Derivative liability	686	835
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(52)	(120)
Cash and temporary investments	(41)	(26)
Proceeds from securitized accounts receivable	400	400
Net debt	7,221	7,255

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$1,348 million debenture, as at June 30, 2010 (U.S.$1,925 million at June 30, 2009) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-month periods ended June 30, 2010 and 2009 are equivalent to Financing costs reported for those periods.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss:

	As at June 30
($ millions)	2010	2009
Net debt	7,221	7,255
Owners’ equity
Common Share and Non-Voting Share equity	7,882	7,378
Add back Accumulated other comprehensive loss	54	110
Non-controlling interests	22	21
Total capitalization — book value	15,179	14,764

TELUS Corporation
interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Six months
Periods ended June 30 (millions except per share amounts)	2010	2009	2010	2009

OPERATING REVENUES	$2,398	$2,377	$4,773	$4,752
OPERATING EXPENSES
Operations	1,460	1,451	2,889	2,892
Restructuring costs	19	53	25	81
Depreciation	316	330	661	664
Amortization of intangible assets	91	94	199	187
	1,886	1,928	3,774	3,824
OPERATING INCOME	512	449	999	928
Other expense, net	6	11	14	16
Financing costs	114	106	226	201
INCOME BEFORE INCOME TAXES	392	332	759	711
Income taxes	96	88	195	145
NET INCOME	296	244	564	566
OTHER COMPREHENSIVE INCOME
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(2)	19	27
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	—	(9)	(1)	(8)
Change in unrealized fair value of available-for-sale financial assets	—	1	—	1
	2	(10)	18	20
COMPREHENSIVE INCOME	$298	$234	$582	$586
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$295	$243	$562	$564
Non-controlling interests	1	1	2	2
	$296	$244	$564	$566
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$297	$233	$580	$584
Non-controlling interests	1	1	2	2
	$298	$234	$582	$586
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE)
Basic	$0.92	$0.77	$1.76	$1.78
Diluted	$0.92	$0.77	$1.76	$1.78
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.50	$0.475	$0.975	$0.95
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic	319	318	319	318
Diluted	320	318	319	318

1

TELUS Corporation
interim consolidated statements of financial position	(unaudited)

As at (millions)	June 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and temporary investments, net	$41	$41
Accounts receivable	780	694
Income and other taxes receivable	152	16
Inventories	173	270
Prepaid expenses	217	105
Derivative assets	6	1
	1,369	1,127
Non-Current Assets
Property, plant, equipment and other, net	7,618	7,729
Intangible assets, net	5,096	5,148
Goodwill, net	3,572	3,572
Other long-term assets	1,686	1,602
Investments	41	41
	18,013	18,092
	$19,382	$19,219

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,274	$1,385
Income and other taxes payable	6	182
Restructuring accounts payable and accrued liabilities	83	135
Dividends payable	161	150
Advance billings and customer deposits	560	674
Current maturities of long-term debt	1,463	82
Current portion of derivative liabilities	721	62
Current portion of future income taxes	417	294
	4,685	2,964
Non-Current Liabilities
Long-term debt	4,740	6,090
Other long-term liabilities	673	1,271
Future income taxes	1,380	1,319
	6,793	8,680
Total Liabilities	11,478	11,644
Owners’ Equity
Common Share and Non-Voting Share equity	7,882	7,554
Non-controlling interests	22	21
	7,904	7,575
	$19,382	$19,219

2

TELUS Corporation
interim consolidated statements of cash flows	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income	$296	$244	$564	$566
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	407	424	860	851
Future income taxes	146	132	177	121
Share-based compensation	6	11	7	20
Net employee defined benefit plans expense	7	5	14	9
Employer contributions to employee defined benefit plans	(44)	(51)	(89)	(104)
Restructuring costs, net of cash payments	(3)	31	(52)	30
Other	(5)	3	(6)	23
Net change in non-cash working capital	(287)	53	(538)	(50)
Cash provided by operating activities	523	852	937	1,466
INVESTING ACTIVITIES
Capital expenditures	(397)	(557)	(708)	(1,031)
Proceeds from the sale of property and other assets	—	—	3	—
Other	8	5	9	1
Cash used by investing activities	(389)	(552)	(696)	(1,030)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	2	—	2	1
Dividends paid to holders of Common Shares and Non-Voting Shares	(120)	(151)	(249)	(302)
Long-term debt issued	878	2,599	1,753	6,173
Redemptions and repayment of long-term debt	(899)	(2,783)	(1,746)	(6,282)
Dividends paid by a subsidiary to non-controlling interests	—	(4)	(1)	(4)
Cash provided (used) by financing activities	(139)	(339)	(241)	(414)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(5)	(39)	—	22
Cash and temporary investments, net, beginning of period	46	65	41	4
Cash and temporary investments, net, end of period	$41	$26	$41	$26
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(185)	$(184)	$(221)	$(233)
Interest received	$—	$35	$—	$35
Income taxes (inclusive of Investment Tax Credits) (paid) received, net	$(58)	$(8)	$(309)	$(222)

3

TELUS Corporation
segmented information	(unaudited)

Three-month periods ended June 30	Wireline		Wireless		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$1,181	$1,231	$1,217	$1,146	$—	$—	$2,398	$2,377
Intersegment revenue	40	31	9	7	(49)	(38)	—	—
	1,221	1,262	1,226	1,153	(49)	(38)	2,398	2,377
Operating expenses
Operations expense	806	833	703	656	(49)	(38)	1,460	1,451
Restructuring costs	19	49	—	4	—	—	19	53
	825	882	703	660	(49)	(38)	1,479	1,504
EBITDA(1)	$396	$380	$523	$493	$—	$—	$919	$873
CAPEX(2)	$298	$368	$99	$189	$—	$—	$397	$557
EBITDA less CAPEX	$98	$12	$424	$304	$—	$—	$522	$316
					EBITDA (from above)		$919	$873
					Depreciation		316	330
					Amortization		91	94
					Operating income		512	449
					Other expense, net		6	11
					Financing costs		114	106
					Income before income taxes		392	332
					Income taxes		96	88
					Net income		$296	$244

Six-month periods ended June 30	Wireline		Wireless		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$2,379	$2,476	$2,394	$2,276	$—	$—	$4,773	$4,752
Intersegment revenue	76	64	16	14	(92)	(78)	—	—
	2,455	2,540	2,410	2,290	(92)	(78)	4,773	4,752
Operating expenses
Operations expense	1,593	1,667	1,388	1,303	(92)	(78)	2,889	2,892
Restructuring costs	23	75	2	6	—	—	25	81
	1,616	1,742	1,390	1,309	(92)	(78)	2,914	2,973
EBITDA(1)	$839	$798	$1,020	$981	$—	$—	$1,859	$1,779
CAPEX(2)	$550	$646	$158	$385	$—	$—	$708	$1,031
EBITDA less CAPEX	$289	$152	$862	$596	$—	$—	$1,151	$748
					EBITDA (from above)		$1,859	$1,779
					Depreciation		661	664
					Amortization		199	187
					Operating income		999	928
					Other expense, net		14	16
					Financing costs		226	201
					Income before income taxes		759	711
					Income taxes		195	145
					Net income		$564	$566

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

4